Filed pursuant to Rule 424(b)(5) of the Securities Act of 1933
Registration No. 333-132672
Prospectus Supplement
To prospectus dated March 24, 2006
Hanover Compressor Company
$150,000,000
7 1/2% Senior Notes due 2013
Fully and unconditionally guaranteed on a senior subordinated basis by
Hanover Compression Limited Partnership
The notes will mature on April 15, 2013. Interest on the notes is payable on April 15 and October 15 of each year, beginning on October 15, 2006.
We may redeem up to 35% of the notes using the proceeds of certain equity offerings completed before April 15, 2009 at the redemption price set forth in this prospectus supplement. In addition, we may redeem some or all of the notes at any time on or after April 15, 2010 at the redemption prices listed in this prospectus supplement together with accrued and unpaid interest, if any, to the date of redemption, and we may redeem some or all of the notes at any time prior to April 15, 2010 at a make-whole redemption price described in this prospectus supplement. If we sell certain of our assets or experience specific kinds of changes of control, we must offer to repurchase the notes.
The notes are our general unsecured senior obligations and will rank equally with all our other senior debt. However, we are a holding company, and the notes will be effectively subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the notes. The notes will be guaranteed on a senior subordinated basis by Hanover Compression Limited Partnership, our wholly-owned principal domestic operating subsidiary. The guarantee will be contractually subordinated to all existing and future senior debt of Hanover Compression Limited Partnership.
See “Risk factors” beginning on page S-10 of this prospectus supplement for a discussion of certain risks that you should consider in connection with an investment in the notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompany prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

			Proceeds, before expenses,
	Public offering price	Underwriting discount	to Hanover

Per note	100%	2.25%	97.75%
Total	$150,000,000	$3,375,000	$146,625,000

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes and there can be no assurance that an active trading market for the notes will develop.
We expect that the delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about March 31, 2006.
Joint book-running managers

JPMorgan	Credit Suisse

Citigroup

Deutsche Bank Securities

Morgan Stanley

Wachovia Securities
March 27, 2006

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.
We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted.
You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates on the front of those documents or earlier dates specified herein or therein. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement
Prospectus

S-i

Special note regarding
forward-looking statements
Certain matters discussed in this prospectus supplement and the accompanying prospectus and the documents we incorporate by reference herein and therein are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can generally be identified as such because of the context of the statement or because the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate,” or words of similar import. Similarly, statements that describe our future plans, objectives or goals or future revenues or other financial metrics are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those anticipated as of the date of this prospectus supplement, the accompanying prospectus or the documents we incorporate by reference herein and therein, as applicable. These risks and uncertainties include:

•	our inability to renew our short-term leases of equipment with our customers so as to fully recoup our cost of the equipment;

•	a prolonged substantial reduction in oil and natural gas prices, which could cause a decline in the demand for our compression and oil and natural gas production and processing equipment;

•	reduced profit margins or the loss of market share resulting from competition or the introduction of competing technologies by other companies;

•	changes in economic or political conditions in the countries in which we do business, including civil uprisings, riots, terrorism, kidnappings, the taking of property without fair compensation and legislative changes;

•	changes in currency exchange rates;

•	the inherent risks associated with our operations, such as equipment defects, malfunctions and natural disasters;

•	our inability to implement certain business objectives, such as:

•	international expansion, including our ability to timely and cost-effectively execute projects in new international operating environments,

•	integrating acquired businesses,

•	generating sufficient cash,

•	accessing the capital markets, and

•	refinancing existing or incurring additional indebtedness to fund our business;

•	risks associated with any significant failure or malfunction of our enterprise resource planning system;

•	governmental safety, health, environmental and other regulations, which could require us to make significant expenditures; and

S-ii

•	our inability to comply with covenants in our debt agreements and the decreased financial flexibility associated with our substantial debt.
In addition, the risks described in the “Risk factors” section of this prospectus supplement could cause our actual results to differ from those described in, or otherwise implied by, the forward-looking statements. Other factors in addition to those described in this prospectus supplement, the accompanying prospectus or the documents we incorporate by reference herein and therein could also affect our actual results.
You should not unduly rely on these forward-looking statements, which speak only as of the date such statements are made. Except as otherwise required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date such statements are made or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the Securities and Exchange Commission (the “SEC”). All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

S-iii

Summary
This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. You should read “Risk factors” beginning on page S-10 of this prospectus supplement for more information about important risks that you should consider before buying the notes to be issued in connection with this offering. Unless the context requires otherwise or as otherwise indicated, “Hanover,” “we,” “us,” “our” or similar terms in this prospectus supplement refer to Hanover Compressor Company and its subsidiaries on a consolidated basis.
Hanover Compressor Company
We are a global market leader in the full service natural gas compression business and a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Hanover was founded as a Delaware corporation in 1990, and has been a public company since 1997. Our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment, but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, and oilfield power generation services, primarily to our U.S. and international customers as a complement to our compression services. In addition, through our subsidiary, Belleli Energy S.r.I. (“Belleli”), we provide engineering, procurement and construction services primarily related to the manufacturing of heavy wall reactors for refineries and construction of desalinization plants and tank farms, primarily for use in Europe and the Middle East.
Substantially all of our assets are owned and our operations are conducted by our wholly-owned subsidiary, Hanover Compression Limited Partnership (“HCLP”).
We are a major provider of rental natural gas compression equipment and services in the United States with 5,734 of our rental units in the United States having an aggregate capacity of approximately 2,438,000 horsepower at December 31, 2005. In addition, we operate 789 of our rental units internationally with an aggregate capacity of approximately 882,000 horsepower at December 31, 2005. As of December 31, 2005, approximately 73% of our natural gas compression horsepower was located in the United States and approximately 27% was located elsewhere, primarily in Latin America.
Our products and services are essential to the production, processing, transportation and storage of natural gas and are provided primarily to energy producers and distributors of oil and natural gas. Our geographic business unit operating structure, technically experienced personnel and high-quality compressor fleet have allowed us to successfully provide reliable and timely customer service.

Our executive offices are located at 12001 N. Houston Rosslyn Road, Houston, Texas 77086, and our telephone number is (281) 447-8787.
Competitive strengths
We believe we have the following key competitive strengths:

•	Total solutions provider. We believe that we are the only company in our industry that offers both outsourced rental of, as well as the sale of, compression and oil and gas production and processing equipment and related services. Our services include complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment, as well as engineering and product design, fabrication, installation, customer service and after-market support. Our global customer base consists of U.S. and international companies engaged in all aspects of the oil and gas industry, including large integrated oil and gas companies, national oil and gas companies, independent producers and natural gas processors, gatherers and pipelines. By offering a broad range of services that complement our historic strengths, we believe that we can provide comprehensive integrated global solutions to meet our customers’ oil and gas production and processing equipment and compression needs. We believe the breadth and quality of our services and rental fleet, the depth of our customer relationships and our presence in many major gas-producing regions place us in a position to capture additional outsourced business on a global basis.

•	Leading position in high horsepower compression. High horsepower compression, composed of units with greater than 500 horsepower, is the largest portion of our rental fleet, based on horsepower. We believe we are a leading provider of these units, which are typically installed on larger wells, gathering systems and processing and treating facilities. The scale and more attractive unit economics of these facilities generally insulate them from declining commodity prices. As a result, compressors in this segment tend to realize higher utilization rates. We believe that the greater technical requirements of these larger systems enable us to differentiate our compression products and to leverage sales of related products and services.

•	Provider of superior customer service. To facilitate our total solutions approach, we have adopted a geographical business unit concept and utilize a decentralized management and operating structure to provide superior customer service in a relationship-driven, service-intensive industry. We believe that our regionally-based network, local presence, experience and in-depth knowledge of customers’ operating needs and growth plans enable us to effectively meet their evolving demands on a more timely basis. Our salespeople pursue the rental and sales market for our products and services in their respective territories. Our efforts concentrate on demonstrating our commitment to enhancing the customer’s cash flow through superior product design, fabrication, installation, customer service and after-market support.

•	International experience. We believe we are a leader in natural gas compression as well as service and fabrication of equipment for oil and natural gas processing and transportation services in Latin America, with an expanding presence in West Africa, the Middle and Far East and Russia. As of December 31, 2005, we had approximately 882,000 horsepower of compression deployed internationally, of which approximately 92% was located in Latin America (primarily in Venezuela, Argentina, Mexico and Brazil). During 2004, we opened offices in Nigeria, the Middle and Far East and Russia. We believe our experience in managing our international operations and our efforts to develop and expand our international sales force have created a global platform from which we can continue to grow in international markets.
Business strategy
We intend to continue to capitalize on our competitive strengths to meet our customers’ needs through the following key strategies:

•	Focus on core operations. We have built our leading market position through our strengths in compression rentals, compressor fabrication, production and processing equipment rental and fabrication and parts and service. We are focusing our efforts on these businesses and on streamlining operations in our core markets. In an effort to intensify our focus on our core operations, during 2004 and 2005 we substantially completed the sale of our discontinued operations. We believe this focused approach will enable us to enhance our growth prospects and returns. In addition, we are actively pursuing improvements in our U.S. fleet utilization by prudently employing additional units, moving idle U.S. units into service in international markets and retiring less profitable units in order to improve our utilization and enhance the returns for our business. We have also converted one of our facilities to refurbish approximately 200,000 horsepower of idle U.S. compression assets so we can deploy these units in both our domestic and international rental businesses.

•	Expand international presence. International markets continue to represent the greatest growth opportunity for our business. We believe that these markets are underserved in the area of the products and services we offer. In addition, we typically see higher returns in international markets relative to the United States. We intend to allocate additional resources toward international markets, to open offices abroad, where appropriate, and to move idle U.S. units into service in international markets, where applicable.

•	Continuing development of product lines. We intend to continue to develop and deliver products and services beyond the rental and sale of compression equipment, including production and/or processing equipment, engineering, installation, and operating services. As we move forward, we are seeing new opportunities driven more by our ability to deliver a total solution rather than just a single product. A total solution will typically incorporate multiple Hanover product offerings. We believe that this will enable us to capitalize on and expand our existing client relationships and enhance our revenue and returns from each individual project.

•	Focus on process improvement. We plan to focus on process improvements by consistently reviewing and rationalizing our existing business lines. We have developed a more disciplined and systematic approach to evaluating return on capital, exercising cost controls and operating and managing our business. We will continue to take the best practices from across our organization and formalize these practices into common company-wide standards that we expect will bring improved operating and financial performance. In addition, we intend to take advantage of our recently implemented enterprise resource planning system platform to help us better evaluate our markets and business opportunities, operate and maintain our assets and make more informed and timely decisions.

•	Disciplined use of capital. We intend to continue to focus on our capital discipline, as we believe it will better position us for growth and enhanced returns. During 2005, we used proceeds from our equity offering to decrease our outstanding debt and compression equipment lease obligations by approximately $170 million. During 2004, we used cash flows from operations and asset sales to reduce our outstanding debt and compression equipment lease obligations by approximately $149 million. As a result, we achieved our objective to reduce our debt and compression equipment lease obligations by $180 million from 2004 through 2006.
Industry trends
We compete in the market for transportable natural gas compression units of up to 4,735 horsepower. The rental segment of that market has experienced significant growth over the past decade due to, among other things, a trend toward the outsourcing of compression needs, the improved productivity on compressors leased from specialists such as Hanover and an increase in demand for energy. We believe that outsourcing provides the customer greater financial and operating flexibility by minimizing the customer’s investment in equipment and enabling the customer to more efficiently resize their compression capabilities to meet changing reservoir conditions. In addition, we believe that outsourcing typically provides the customer with more timely and technically proficient service and maintenance, which often reduces operating costs. Nevertheless, a significant percentage of installed gas compression equipment continues to be purchased by the customer, rather than rented. Despite a deterioration of market conditions in 2002 and 2003, we believe the U.S. and international market conditions for both the purchase and rental of natural gas compression equipment have recently improved due to (1) an increase in natural gas prices, (2) the increased demand for natural gas, (3) the continued aging of the natural gas reserve base and the attendant decline of wellhead pressures, (4) the discovery of new reserves and (5) the continuing interest in outsourcing compression by independent producers. However, because the majority of oil and gas reserves are located outside of the United States, we believe that international markets will be a primary source of our growth opportunities in the gas compression market in the years to come.
We believe growth opportunities for our products exist due to (1) increased worldwide energy consumption, (2) implementation of international environmental and conservation laws prohibiting the flaring of natural gas, which increases the need for gathering systems, (3) outsourcing by energy producers and processors, (4) the environmental soundness, economy and availability of natural gas as an alternative energy source, (5) continued aging of the worldwide natural gas reserve base and the attendant decline of wellhead pressures and (6) increased use of our products for reinjection in oilfield maintenance and the stripping of natural gas liquids from production streams. The rental compression business is capital intensive, and our ability to take advantage of these growth opportunities may be limited by our ability to raise capital to fund our expansion.

The offering
The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this prospectus supplement entitled “Description of notes.” For purposes of the description of the notes included in this prospectus supplement, references to “Hanover,” “us,” “we” and “our” refer only to Hanover Compressor Company and do not include our subsidiaries.

Issuer	Hanover Compressor Company.

Securities	$150,000,000 aggregate principal amount of 7 1/2 % Senior Notes due 2013.

Maturity date	April 15, 2013.

Interest payment dates	April 15 and October 15 of each year commencing October 15, 2006.

Optional redemption	The notes will be redeemable at our option, in whole or in part, at any time on or after April 15, 2010 at the redemption prices set forth in this prospectus supplement together with accrued and unpaid interest, if any, to the date of redemption. In addition, the notes will be redeemable at our option, in whole or in part, at any time prior to April 15, 2010 at the make-whole redemption price described in this prospectus supplement.

At any time prior to April 15, 2009, we may redeem up to 35% of the original principal amount of the notes with the proceeds from one or more equity offerings of our common stock at a redemption price of 107.5% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption.

Repurchase upon a change of control	If we experience a specified change of control, a holder will have the right, subject to certain conditions and restrictions, to require us to repurchase some or all of its notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the repurchase date.

Ranking	The notes will be:

• our senior unsecured obligations;

• equal in right of payment with all of our existing and future senior debt;

• senior in right of payment to all of our existing and future subordinated debt;

• effectively junior in right to payment to our secured debt to the extent of the assets securing the debt,

including our obligations in respect of our bank credit facility; and

• effectively subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the notes, as described below.

As of December 31, 2005, on an as adjusted basis after giving effect to this offering and the application of the net proceeds as well as the contemporaneous redemption of the remaining balance of our Zero Coupon Subordinated Notes using borrowings under our bank credit facility, Hanover would have had outstanding approximately $1,023.4 million of senior debt, including the notes, and approximately $86.3 million of subordinated debt, in each case excluding our guarantees of debt of our subsidiaries. Hanover and its subsidiaries would have also had approximately $525.6 million of secured indebtedness outstanding. In addition, our subsidiaries would have had approximately $526.5 million of total debt outstanding (excluding intercompany indebtedness and fair value adjustment for interest rate swaps). Each of Hanover’s and HCLP’s senior debt outstanding as of December 31, 2005 would have included $137.7 million of borrowings under the bank credit facility for which they are co-borrowers. As of December 31, 2005, we also had guaranteed approximately $39.5 million in obligations of non-consolidated affiliates which are not included as a liability on our balance sheet.

Guarantee	We are a holding company. The notes will be guaranteed on a senior subordinated unsecured basis by HCLP, and any domestic material subsidiaries created or acquired by Hanover on or after the issue date and any domestic subsidiaries that become guarantors under our bank credit facility.

As of December 31, 2005, after giving effect to the issuance of the notes and the application of the net proceeds as well as the contemporaneous redemption of the remaining balance of our Zero Coupon Subordinated Notes using borrowings under our bank credit facility, the guarantee would have been subordinated to approximately $138.5 million of total senior indebtedness of HCLP and structurally subordinated to approximately $4.1 million of total indebtedness of subsidiaries of HCLP.

Covenants	We will issue the notes under an indenture with Wachovia Bank, National Association, as trustee. The indenture will, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness;

• pay dividends on or repurchase capital stock;

• purchase or redeem subordinated obligations prior to maturity;

• make investments;

• incur liens;

• permit restrictions on the ability of the restricted subsidiaries to pay dividends on their capital stock and to repay indebtedness, make loans or transfer property to us or our other subsidiaries;

• dispose of assets;

• engage in affiliate transactions;

• transfer all or substantially all of our assets to another person; and

• enter into mergers or consolidations.

These covenants are subject to a number of important qualifications and limitations. For more details, see “Description of notes— Certain covenants” in this prospectus supplement.

Use of proceeds	We intend to use the net proceeds we receive from this offering, together with borrowings under our bank credit facility, to redeem our Zero Coupon Subordinated Notes.

Book-entry form	The notes will be issued in book-entry form and will be represented by a permanent global certificate deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.
Risk factors
See “Risk factors” beginning on page S-10 of this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in the notes.

Summary historical consolidated financial data
In the table below, we have provided you with our summary historical consolidated financial data. The historical consolidated financial data was derived from our audited consolidated financial statements.
The information in this section should be read along with our consolidated financial statements, the accompanying notes and other financial information that is either included or incorporated by reference in this prospectus supplement. See “Where you can find more information” on page S-23 of this prospectus supplement.

	Years ended December 31,

(In thousands)	2005	2004	2003

Income statement data:
Revenues:
U.S. rentals	$351,128	$341,570	$324,186
International rentals	232,587	214,598	191,301
Parts, service and used equipment	225,636	180,321	164,935
Compressor and accessory fabrication	179,954	158,629	106,896
Production and processing equipment fabrication	360,267	270,284	260,660
Equity in income of non-consolidated affiliates	21,466	19,780	23,014
Other	4,551	3,413	4,088

Total revenues and other income(1)	1,375,589	1,188,595	1,075,080

Expenses:
U.S. rentals	139,465	144,580	127,425
International rentals	76,512	63,953	61,875
Parts, service and used equipment	169,168	135,929	123,255
Compressor and accessory fabrication	156,414	144,832	96,922
Production and processing equipment fabrication	325,924	242,251	234,203
Selling, general and administrative	182,198	173,066	159,870
Foreign currency translation	7,890	(5,222)	2,548
Securities related litigation settlement(2)	–	(4,163)	42,991
Other	526	407	2,906
Debt extinguishment costs(3)	7,318	–	–
Depreciation and amortization(3)(5)	182,681	175,308	169,164
Goodwill impairment(4)	–	–	35,466
Leasing expense(5)	–	–	43,139
Interest expense(5)	136,927	146,978	89,175

Total expenses	1,385,023	1,217,919	1,188,939

Loss from continuing operations before income taxes	(9,434)	(29,324)	(113,859)
Provision for income taxes	27,714	24,767	3,629

Loss from continuing operations	(37,148)	(54,091)	(117,488)
Income (loss) from discontinued operations, net of tax(1)	(756)	6,314	10,190
Gain (loss) from sales or write-downs of discontinued operations, net of tax	(113)	3,771	(14,051)
Cumulative effect of accounting change, net of tax(5)	–	–	(86,910)

Net loss	$(38,017)	$(44,006)	$(208,259)

	Years ended December 31,

(In thousands)	2005	2004	2003

Cash flows provided by (used in):
Operating activities	$122,487	$131,837	$164,735
Investing activities	(104,027)	11,129	(43,470)
Financing activities	(6,890)	(162,350)	(84,457)
Balance sheet data (end of period):
Working capital	$351,694	$301,893	$279,050
Property, plant and equipment, net	1,823,100	1,876,348	2,027,654
Total assets	2,862,996	2,771,229	2,942,274
Debt and mandatorily redeemable convertible preferred securities	1,478,948	1,643,616	1,782,823
Total common stockholders’ equity	909,782	760,055	753,488

(1) In November 2004, we sold the compression rental assets of our Canadian subsidiary for approximately $56.9 million. Additionally, in December 2004 we sold our ownership interest in Collicutt Energy Services Ltd. (“CES”) for approximately $2.6 million to an entity owned by Steven Collicutt. Hanover owned approximately 2.6 million shares in CES, which represented approximately 24.1% of the ownership interest of CES. These businesses are reflected as discontinued operations in our consolidated statement of operations. For a description of discontinued operations, see Note 3 in notes to the consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus supplement.
(2) On October 23, 2003, we entered into a Stipulation of Settlement, which became final on March 10, 2004 and settled all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2004 Compared to Year Ended December 31, 2003—Provision for Securities Litigation Settlement” in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus supplement.
(3) During September 2005, we redeemed $167.0 million in indebtedness and repaid $5.2 million in minority interest obligations under our 2001A compression equipment lease obligations. In connection with the redemption and repayment, we expensed $7.3 million related to the call premium and $2.5 million through depreciation and amortization expense related to unamortized debt issuance costs.
(4) In June 2001, the FASB issued Statement of Financial Accounting Standards 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Under SFAS 142, amortization of goodwill to earnings was discontinued. Instead, goodwill is reviewed for impairment annually or whenever events indicate impairment may have occurred. SFAS 142 was effective for us on January 1, 2002. For financial data relating to our goodwill, see Note 9 in notes to the consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus supplement.
(5) In accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” as revised in December 2003 (“FIN 46”), for periods ending after June 30, 2003, we have included in our consolidated financial statements the special purpose entities that lease compression equipment to us. As a result, on July 1, 2003, we added approximately $897 million of compression equipment assets, net of accumulated depreciation, and approximately $1,139.6 million of our compression equipment lease obligations (including approximately $1,105.0 million in debt) to our balance sheet. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Leasing Transactions and Accounting Change for FIN 46” in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus supplement.

Risk factors
An investment in the notes involves risks. You should carefully consider and evaluate all of the information in this prospectus supplement and the accompanying prospectus, including the following risk factors, before investing.
Risks related to the notes
We have a substantial amount of debt, including our compression equipment lease obligations, that could limit our ability to fund future growth and operations and increase our exposure during adverse economic conditions.
At December 31, 2005, we had approximately $1,478.9 million of debt, including approximately $48.0 million in borrowings and excluding outstanding letters of credit of approximately $118.6 million under our bank credit facility. Additional borrowings of up to $283.4 million were available under our bank credit facility as of December 31, 2005.
Our substantial debt could have important consequences. For example, these commitments could:

•	make it more difficult for us to satisfy our contractual obligations, including under the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, acquisitions or other general corporate requirements or to repurchase the notes from you upon a change of control;

•	increase our vulnerability to interest rate fluctuations because the interest payments on a portion of our debt are at, and a portion of our compression equipment leasing expense is based upon, variable interest rates;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a disadvantage compared to our competitors that have less debt or fewer operating lease commitments; and

•	limit our ability to borrow additional funds.
We will need to generate a significant amount of cash to service our debt, to fund working capital and to pay our debts as they come due.
Our ability to make scheduled payments under the notes, on our compression equipment lease obligations and our other debt, or to refinance our debt and other obligations, will depend on our ability to generate cash in the future. Our ability to generate cash in the future is subject to, among other factors, our operational performance, as well as general economic, financial, competitive, legislative and regulatory conditions.
For the year ended December 31, 2005, we incurred interest expense of $136.9 million related to our debt, including our compression equipment lease obligations.
Our ability to refinance our debt and other financial obligations at a reasonable cost will be affected by the factors discussed herein and by the general market at the time we refinance.

The factors discussed herein could adversely affect our ability to refinance this debt and other financial obligations at a reasonable cost.
Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our bank credit facility in an amount sufficient to enable us to pay our debt, compression equipment lease obligations, operating lease commitments and other financial obligations, or to fund our other liquidity needs. We cannot be sure that we will be able to refinance any of our debt or our other financial obligations on commercially reasonable terms or at all. Our inability to refinance our debt or our other financial obligations on commercially reasonable terms could materially adversely affect our business.
The documents governing our outstanding debt, including our compression equipment lease obligations, contain financial and other restrictive covenants. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.
Our bank credit facility and other debt obligations, including the indentures related to our notes and the agreements related to our compression equipment lease obligations, contain, among other things, covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities. These covenants include provisions that, among other things, restrict our ability to:

•	incur additional debt or issue guarantees;

•	create liens on our assets;

•	engage in mergers, consolidations and dispositions of assets;

•	enter into additional operating leases;

•	pay dividends on or redeem capital stock;

•	enter into derivative transactions;

•	make certain investments or restricted payments;

•	make investments, loans or advancements to certain of our subsidiaries;

•	prepay or modify our debt facilities;

•	enter into transactions with affiliates; or

•	enter into sale leaseback transactions.
In addition, under our bank credit facility we have granted the lenders a security interest in our inventory, equipment and certain of our other property and the property of our U.S. subsidiaries and pledged 66% of the equity interest in certain of our international subsidiaries.
Our bank credit facility also prohibits us (without the lenders’ prior approval) from declaring or paying any dividend (other than dividends payable solely in our common stock or in options, warrants or rights to purchase such common stock) on, or making similar payments with respect to, our capital stock.
Our bank credit facility and other financial obligations and the agreements related to our compression equipment lease obligations require us to maintain financial ratios and tests, which may require that we take action to reduce our debt or act in a manner contrary to our business objectives. Adverse conditions in the oil and gas business or in the United States or global economy or other events related to our business may affect our ability to meet those financial ratios and tests. A breach of any of these covenants or failure to maintain such financial ratios would result in an event of default under our bank credit facility, the agreements related to our compression equipment lease obligations and the agreements relating to our other financial obligations. A material adverse change in our business may also limit our ability to effect borrowings under our bank credit facility. If such an event of default occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.
As a holding company, Hanover’s only source of cash is distributions from its subsidiaries.
Hanover Compressor Company is a holding company with no material assets other than the equity interests of its subsidiaries and interests in its unconsolidated affiliates. Hanover’s subsidiaries and its unconsolidated affiliates conduct substantially all of Hanover’s operations and directly own substantially all of its assets. Therefore, its operating cash flow and ability to meet its debt obligations, including the notes, will depend on the cash flow provided by its subsidiaries and its unconsolidated affiliates in the form of loans, dividends or other payments to Hanover as a shareholder, equity holder, service provider or lender. The ability of Hanover’s subsidiaries and its unconsolidated affiliates to make such payments to Hanover will depend on their earnings, tax considerations, legal restrictions and restrictions under their indebtedness. Hanover’s subsidiaries, other than HCLP, are not obligated to make funds available for payment of the notes. Although the indenture will limit the ability of certain of Hanover’s subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, the limitations are subject to a number of significant qualifications and exceptions. See “Description of notes— Certain covenants— Limitation on restrictions on distributions from Restricted Subsidiaries.”
Your right to receive payments under the guarantee of the notes is junior to the existing and future senior indebtedness of HCLP, and your right to receive payments under the notes and the guarantee of the notes is structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries that are not guarantors of the notes.
The guarantee of the notes is subordinated to the prior payment in full of HCLP’s current and future senior indebtedness to the extent set forth in the indenture. As of December 31, 2005, after giving effect to the issuance of the notes and the application of the net proceeds, the guarantee would have been subordinated to approximately $138.5 million of total senior indebtedness of HCLP and structurally subordinated to approximately $4.1 million of total indebtedness of subsidiaries of HCLP. Because of the subordination provisions of the notes, in the event of the bankruptcy, liquidation or dissolution of HCLP, the assets of HCLP would be available to pay obligations under the guarantee of the notes and the other senior subordinated obligations of HCLP only after payments had been made on HCLP’s senior indebtedness. Sufficient assets may not remain after all these payments have been made to make required payments on the notes and any other senior subordinated obligations of HCLP, including payments of interest when due.
Initially, HCLP will be the only subsidiary guarantor of the notes. You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes. Accordingly, all obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. A substantial portion of our assets are held in international subsidiaries that are not required to be guarantors of the notes.
The notes will be unsecured and effectively subordinated to our secured indebtedness.
The notes will not be secured by any of our assets. As of December 31, 2005, on an as adjusted basis after giving effect to the offering of the notes offered hereby and our use of proceeds therefrom as well as the redemption of the remaining balance of our Zero Coupon Subordinated Notes using borrowings under our bank credit facility, Hanover and its subsidiaries would have had approximately $525.6 million of secured indebtedness outstanding. In addition, the indenture governing the notes will permit the incurrence of additional indebtedness, some of which may be secured indebtedness. Holders of our existing and any future secured indebtedness will have claims that are effectively senior to your claims as holders of the notes to the extent of the value of the assets securing the secured indebtedness.
If we become insolvent or are liquidated, or if payment under any secured indebtedness is accelerated, the lender thereunder would be entitled to exercise the remedies available to a secured lender. Accordingly, the lender will have priority over any claim for payment under the notes or the guarantee to the extent of the assets that constitute its collateral. If this were to occur, it is possible that there would be no assets remaining from which claims of the holders of the notes could be satisfied. Further, if any assets did remain after payment of these lenders, the remaining assets might be insufficient to satisfy the claims of the holders of the notes and holders of other unsecured indebtedness that is deemed the same class as the notes, and potentially all other general creditors who would participate ratably with holders of the notes.
There is no public trading market for the notes.
The notes will constitute a new issue of securities for which there is no established trading market. We do not intend to list the notes on any national securities exchange or seek the admission of the notes for quotation through the National Association of Securities Dealers Automated Quotation System. We have been informed by the underwriters that they intend to make a market in the notes after this offering is completed. However, the underwriters are not obligated to do so and may cease their market-making activities at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the financial performance or prospects of companies in our industry generally. As a result, we cannot assure you that an active trading market will develop or be maintained for the notes. If an active market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected.
It may not be possible for us to purchase the notes on the occurrence of a change of control.
Upon the occurrence of specific change of control events, we will be required to offer to repurchase all of the notes at 101% of the principal amount of the notes plus accrued and unpaid interest to the date of purchase. We cannot assure you that there will be sufficient funds available for us to make any required repurchase of the notes upon a change of control. In addition, restrictions under our bank credit facility and the agreements governing our compression equipment lease obligations may not allow us to repurchase the notes. Our failure to purchase tendered notes would constitute a default under the indenture governing the notes, which, in turn, would constitute a default under our bank credit facility and other debt instruments. See “Description of notes.”

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.
Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a subsidiary guarantee can be voided, or claims under a subsidiary guarantee may be subordinated to all other debts of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it issued its guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the issuance of the guarantee; and

•	the subsidiary guarantor:

•	was insolvent or rendered insolvent by reason of issuing the guarantee;

•	was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they become due.
In addition, any payment by that subsidiary guarantor under a guarantee could be voided and required to be returned to the subsidiary guarantor or to a fund for the benefit of the creditors of the subsidiary guarantor under such circumstances.
The measures of insolvency for purposes of fraudulent transfer laws will vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all of its assets;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.
In the event the guarantee by HCLP of the notes is voided as a fraudulent conveyance, holders of the notes would effectively be subordinated to all indebtedness and other liabilities of HCLP.

We have significant leverage relative to our total capitalization, which could result in a downgrade in our credit rating or other adverse consequences if we do not reduce our leverage.
As of March 24, 2006, our credit ratings as assigned by Moody’s and Standard & Poor’s were:

Standard &
	Moody’s	Poor’s

Outlook	Positive	Stable
Senior implied rating	B1	BB-
Liquidity Rating	SGL-3	–
2001A equipment lease notes, interest at 8.5%, due September 2008	B2	B+
2001B equipment lease notes, interest at 8.8%, due September 2011	B2	B+
4.75% convertible senior notes due 2008	B3	B
4.75% convertible senior notes due 2014	B3	B
8.625% senior notes due 2010	B3	B
9.0% senior notes due 2014	B3	B
7.5% senior notes due 2013	B3	B
Zero coupon subordinated notes, interest at 11%, due March 31, 2007	Caa1	B-
7.25% convertible subordinated notes due 2029*	Caa1	B-

* Rating is on the Mandatorily Redeemable Convertible Preferred Securities issued by Hanover Compressor Capital Trust, a trust that we sponsored. Prior to adoption of FIN 46 in 2003, these securities were reported on our balance sheet as mandatorily redeemable convertible preferred securities. Because we only have a limited ability to make decisions about its activities and we are not the primary beneficiary of the trust, the trust is a variable interest entity (“VIE”) under FIN 46. As such, the Mandatorily Redeemable Convertible Preferred Securities issued by the trust are no longer reported on our balance sheet. Instead, we now report our subordinated notes payable to the trust as a debt. These notes have previously been eliminated in our consolidated financial statements. The changes related to our Mandatorily Redeemable Convertible Preferred Securities for our balance sheet are reclassifications and had no impact on our consolidated results of operations or cash flow.
We do not have any credit rating downgrade provisions in our debt agreements or the agreements related to our compression equipment lease obligations that would accelerate their maturity dates. However, a downgrade in our credit rating could materially and adversely affect our ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities. Should this occur, we might seek alternative sources of funding. In addition, our significant leverage puts us at greater risk of default under one or more of our existing debt agreements if we experience an adverse change to our financial condition or results of operations. Our ability to reduce our leverage depends upon market and economic conditions, as well as our ability to execute liquidity-enhancing transactions such as sales of non-core assets or our equity securities.
Risks related to our business
We are still in the process of improving our infrastructure capabilities, including our internal controls and procedures, which were strained by our rapid growth, to reduce the risk of future accounting and financial reporting problems.
We experienced rapid growth from 1998 through 2001, primarily as a result of acquisitions, particularly during 2000 and 2001, during which period our total assets increased from approximately $753 million as of December 31, 1999 to approximately $2.3 billion as of December 31, 2001. Our growth exceeded our infrastructure capabilities and strained our internal control environment. During 2002, we announced a series of restatements of transactions that occurred in 1999, 2000 and 2001. In November 2002, the SEC issued a Formal Order of Private Investigation relating to the transactions underlying and other matters relating to the restatements. In addition, during 2002, Hanover and certain of its officers and directors were named as defendants in a consolidated action in federal court that included a putative securities class action, a putative class action arising under the Employee Retirement Income Security Act and shareholder derivative actions. The litigation related principally to the matters involved in the transactions underlying the restatements of our financial statements. Both the SEC investigation and the litigation were settled in 2003.
During 2002, a number of company executives involved directly and indirectly with the transactions underlying the restatements resigned, including our former Chief Executive Officer, Chief Financial Officer and Vice Chairman of our board of directors, Chief Operating Officer and the head of our international operations.
Under the direction of our board of directors and new management, we have continued to review our internal controls and procedures for financial reporting and have substantially enhanced our controls and procedures. Even after making our improvements to our internal controls and procedures, Hanover’s internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that objectives of the control system are met. Future accounting and financial reporting problems could result in, among other things, new securities litigation claims being brought against us, future investigations of us by the SEC and possible fines and penalties, including those resulting from a violation of the cease and desist order we entered into with the SEC in December 2003, and a loss of investor confidence which could adversely affect the trading prices of our debt and equity securities and adversely affect our ability to access sources of necessary capital.
Unforeseen difficulties with the implementation or operation of our enterprise resource planning system could adversely affect our internal controls and our business.
We contracted with Oracle Corporation to assist us with the design and implementation of an enterprise resource planning system that supports our human resources, accounting, estimating, financial, fleet and job management and customer systems. We have substantially completed implementation of this system. The efficient execution of our business is dependent upon the proper functioning of our internal systems. Any significant failure or malfunction of our enterprise resource planning system may result in disruptions of our operations. Our results of operations could be adversely affected if we encounter unforeseen problems with respect to the operation of this system.
We require a substantial amount of capital to expand our compressor rental fleet and our complementary businesses.
We invested $155.1 million in property, plant and equipment during the year ended December 31, 2005, primarily for maintenance capital and international rental projects. Historically, we have funded our capital expenditures through internally generated funds, sale and leaseback transactions and debt and equity financings. While we believe that cash flow from our operations and borrowings under our existing $450 million bank credit facility will provide us with sufficient cash to fund our planned 2006 capital expenditures, we cannot assure you that these sources will be sufficient. At December 31, 2005, we had $48.0 million in outstanding borrowings and $118.6 million in letters of credit outstanding under our bank credit facility. Additional borrowings of up to $283.4 million were available under our bank credit facility at December 31, 2005. As described in “Use of proceeds” and “Capitalization,” we intend to use borrowings under our bank credit facility of approximately $96 million to redeem a portion of our Zero Coupon Subordinated Notes in connection with this offering.

Failure to generate sufficient cash flow, together with the absence of alternative sources of capital, could have a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.
Our ability to substitute compression equipment under our compression equipment leases is limited and there are risks associated with reaching that limit prior to the expiration of the lease term.
As of December 31, 2005, we were the lessee in two transactions involving the sale of compression equipment by us to special purpose entities, which in turn lease the equipment back to us. We are entitled under the compression equipment operating lease agreements to substitute equipment that we own for equipment owned by the special purpose entities, provided that the value of the equipment that we are substituting is equal to or greater than the value of the equipment that is being substituted. We generally substitute equipment when one of our lease customers exercises a contractual right or otherwise desires to buy the leased equipment or when fleet equipment owned by the special purpose entities becomes obsolete or is selected by us for transfer to international projects. Each lease agreement limits the aggregate amount of replacement equipment that may be substituted to, among other restrictions, a percentage of the termination value under each lease. The termination value is equal to (1) the aggregate amount of outstanding principal of the corresponding notes issued by the special purpose entity, plus accrued and unpaid interest and (2) the aggregate amount of equity investor contributions to the special purpose entity, plus all accrued amounts due on account of the investor yield and any other amounts owed to such investors in the special purpose entity or to the holders of the notes issued by the special purpose entity or their agents. In the following table, termination value does not include amounts in excess of the aggregate outstanding principal amount of notes and the aggregate outstanding amount of the equity investor contributions, as such amounts are periodically paid as supplemental rent as required by our compression equipment operating leases. The aggregate amount of replacement equipment substituted (in dollars and percentage of termination value), the termination value and the substitution percentage limitation relating to each of our compression equipment operating leases as of December 31, 2005 are as follows:

				Substitution
				limitation as
				percentage
	Value of	Percentage of		of	Lease
	substituted	termination	Termination	termination	termination
Lease (dollars in millions)	equipment	value(1)	value(1)	value	date

2001A compression equipment lease	$19.4	14.2%	$137.1	25%	September 2008
2001B compression equipment lease	45.4	17.6%	$257.7	25%	September 2011

Total	$64.8		$394.8

(1) Termination value assumes all accrued rents are paid before termination.
In the event we reach the substitution limitation prior to a lease termination date, we will not be able to effect any additional substitutions with respect to such lease. This inability to substitute could have a material adverse effect on our business, consolidated financial position, results of operations and cash flows.

A prolonged, substantial reduction in oil or gas prices, or prolonged instability in U.S. or global energy markets, could adversely affect our business.
Our operations depend upon the levels of activity in natural gas development, production, processing and transportation. In recent years, oil and gas prices and the level of drilling and exploration activity have been volatile. For example, oil and gas exploration and development activity and the number of well completions typically decline when there is a significant reduction in oil and gas prices or significant instability in energy markets. As a result, the demand for our gas compression and oil and gas production and processing equipment would be adversely affected. Any future significant, prolonged decline in oil and gas prices could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.
Erosion of the financial condition of our customers can also adversely affect our business. During times when the oil or natural gas market weakens, the likelihood of the erosion of the financial condition of these customers increases. If and to the extent the financial condition of our customers declines, our customers could seek to preserve capital by canceling or delaying scheduled maintenance of their existing gas compression and oil and gas production and processing equipment or determining not to purchase new gas compression and oil and gas production and processing equipment. In addition, upon the financial failure of a customer, we could experience a loss associated with the unsecured portion of any of our outstanding accounts receivable.
There are many risks associated with conducting operations in international markets.
We operate in many geographic markets outside the United States. Changes in local economic or political conditions, particularly in Latin America and Nigeria, could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. Additional risks inherent in our international business activities include the following:

•	difficulties in managing international operations;

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers that may restrict our ability to enter into new markets;

•	governmental actions that result in the deprivation of contract rights;

•	changes in political and economic conditions in the countries in which we operate, including civil uprisings, riots, kidnappings and terrorist acts, particularly with respect to our operations in Nigeria;

•	potentially adverse tax consequences;

•	restrictions on repatriation of earnings or expropriation of property without fair compensation;

•	difficulties in establishing new international offices and risks inherent in establishing new relationships in foreign countries; and

•	the burden of complying with the various laws and regulations in the countries in which we operate.
We have substantial operations in Argentina and Venezuela. As a result, adverse political conditions in Argentina and Venezuela could materially and adversely affect our business.

As a result of continued pressure by Argentina’s unions for increased compensation for workers, and related civil unrest, we have experienced an increase in operating costs in Argentina. In the past, we have been able to successfully renegotiate some of our contracts to recover a portion of cost increases. While we hope to recover cost increases that we incur, we can provide no assurance that we will be successful in renegotiating our Argentine contracts.
In December 2002, opponents of Venezuelan President Hugo Chávez initiated a country-wide strike by workers of the national oil company in Venezuela. This strike, a two-month walkout, had a significant negative impact on Venezuela’s economy and temporarily shut down a substantial portion of Venezuela’s oil industry. As a result of the strike, Venezuela’s oil production dropped. In addition, exchange controls have been put in place that put limitations on the amount of Venezuelan currency that can be exchanged for foreign currency by businesses operating inside Venezuela. In May 2003, after six months of negotiation, the Organization of the American States brokered an agreement between the Venezuelan government and its opponents. Although the accord does offer the prospect of stabilizing Venezuela’s economy, if another national strike is staged, exchange controls remain in place, or economic and political conditions in Venezuela continue to deteriorate, our results of operations in Venezuela could be materially and adversely affected, which could result in reductions in our net income.
In addition, our future plans involve expanding our business in international markets where we currently do not conduct business. The risks inherent in establishing new business ventures, especially in international markets where local customs, laws and business procedures present special challenges, may affect our ability to be successful in these ventures or avoid losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Fluctuations in currency exchange rates in Italy, Argentina and Venezuela could adversely affect our business.
We have significant operations that expose us to currency risk in Argentina and Venezuela. For the year ended December 31, 2005, our Argentine operations represented approximately 5% of our revenue and 8% of our gross profit. For the year ended December 31, 2005, our Venezuelan operations represented approximately 10% of our revenue and 18% of our gross profit. At December 31, 2005, we had approximately $17.3 million and $18.3 million in accounts receivable related to our operations in Argentina and Venezuela, respectively.
At December 31, 2005 we also had intercompany advances outstanding to our subsidiary in Italy of approximately $68.7 million. These advances are denominated in U.S. dollars. The impact of the remeasurement of these advances on our statement of operations by our subsidiary will depend on the outstanding balance in future periods. The remeasurement of these advances resulted in a translation loss of approximately $10.3 million during the year ended December 31, 2005 and a translation gain of $3.7 million during the year ended December 31, 2004.

The following table summarizes the exchange gains and losses we recorded for assets exposed to currency translation (in thousands):

	Years ended
	December 31,

	2005	2004

Italy	$(10,388)	$4,170
Argentina	388	(624)
Venezuela	3,501	1,165
Canada	(1,705)	105
All other countries	314	406

Exchange gain (loss)	$(7,890)	$5,222

In February 2003, the Venezuelan government fixed the exchange rate to 1,600 bolivars for each U.S. dollar. In February 2004 and March 2005, the Venezuelan government devalued the currency to 1,920 bolivars and 2,148 bolivars, respectively, for each U.S. dollar. The impact of any further devaluation on our results will depend upon the amount of our assets (primarily working capital and deferred taxes) exposed to currency fluctuation in Venezuela in future periods.
The economic situation in Argentina and Venezuela is subject to change. To the extent that the situation deteriorates, exchange controls continue in place and the value of the peso and bolivar against the dollar is reduced further, our results of operations in Argentina and Venezuela could be materially and adversely affected, which could result in reductions in our net income.
Many of our compressor leases with customers have short initial terms, and we cannot be sure that the leases for these rental compressors will be renewed after the end of the initial lease term.
The length of our compressor leases with customers varies based on operating conditions and customer needs. In most cases, under currently prevailing lease rates, the initial lease terms are not long enough to enable us to fully recoup the average cost of acquiring or fabricating the equipment. We cannot be sure that a substantial number of our lessees will continue to renew their leases or that we will be able to re-lease the equipment to new customers or that any renewals or re-leases will be at comparable lease rates. The inability to renew or re-lease a substantial portion of our compressor rental fleet would have a material adverse effect upon our business, consolidated financial condition, results of operations and cash flows.
We operate in a highly competitive industry.
We experience competition from companies that may be able to adapt more quickly to technological changes within our industry and throughout the economy as a whole, more readily take advantage of acquisitions and other opportunities and adopt more aggressive pricing policies. We also may not be able to take advantage of certain opportunities or make certain investments because of our significant leverage and the restrictive covenants in our bank credit facility, the agreements related to our compression equipment lease obligations and our other obligations. In times of weak market conditions, we may experience reduced profit margins from increased pricing pressure. We may not be able to continue to compete successfully in times of weak market conditions or against such competition. If we cannot compete successfully, we may lose market share and our business, consolidated financial condition, results of operations and cash flows could be materially adversely affected.
Natural gas operations entail inherent risks that may result in substantial liability to us.
Natural gas operations entail inherent risks, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of gas or well fluids, fires and explosions. These risks may expose us, as an equipment operator or fabricator, to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. Our business, consolidated financial condition, results of operations and cash flows could be materially adversely affected if we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits.
Our ability to manage our business effectively will be weakened if we lose key personnel.
We depend on the continuing efforts of our executive officers and senior management. The departure of any of our key personnel could have a material adverse effect on our business, operating results and financial condition. We do not maintain key man life insurance coverage with respect to our executive officers or key management personnel.
In addition, we believe that our success depends on our ability to attract and retain qualified employees. There is significant demand in our industry for experienced qualified employees. If we fail to retain our skilled personnel and to recruit other skilled personnel, we could be unable to compete effectively.
Our business is subject to a variety of governmental regulations.
We are subject to a variety of federal, state, local and international laws and regulations relating to the environment, health and safety, export controls, currency exchange, labor and employment and taxation. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance. From time to time as part of the regular overall evaluation of our operations, including newly acquired operations, we may be subject to compliance audits by regulatory authorities in the various countries in which we operate.
We may need to apply for or amend facility permits or licenses from time to time with respect to storm water or wastewater discharges, waste handling, or air emissions relating to manufacturing activities or equipment operations, which subjects us to new or revised permitting conditions that may be onerous or costly to comply with. In addition, certain of our customer service arrangements may require us to operate, on behalf of a specific customer, petroleum storage units such as underground tanks or pipelines and other regulated units, all of which may impose additional compliance and permitting obligations.
As one of the largest natural gas compression companies in the United States, we conduct operations at numerous facilities in a wide variety of locations across the country. Our operations at many of these facilities require federal, state or local environmental permits or other authorizations. Additionally, natural gas compressors at many of our customer facilities require individual air permits or general authorizations to operate under various air regulatory programs established by rule or regulation. These permits and authorizations frequently contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits. Generally, our customers are contractually responsible for any permits on their facilities, however, given the large number of facilities in which we operate, and the numerous environmental permits and other authorizations applicable to our operations, we occasionally identify or are notified of technical violations of certain requirements existing in various permits and other authorizations, and it is likely that similar technical violations will occur in the future. Occasionally, we have been assessed penalties for our non-compliance, and we could be subject to such penalties in the future. While such penalties generally do not have a material financial impact on our business or operations, it is possible future violations could result in substantial penalties.
We currently do not anticipate that any changes or updates in response to regulations relating to the environment, health and safety, export controls, currency exchange, labor and employment and taxation, or that any other anticipated ongoing regulatory compliance obligations will have a material adverse effect on our operations either as a result of any enforcement measures or through increased capital costs. Based on our experience to date, we believe that the future cost of compliance with existing laws and regulations will not have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. However, future events, such as compliance with more stringent laws, regulations or permit conditions, a major expansion of our operations into more heavily regulated activities, more vigorous enforcement policies by regulatory agencies, or stricter or different interpretations of existing laws and regulations could require us to make material expenditures.
Our business has acquired facilities in the past that could subject us to future environmental liabilities.
We have conducted preliminary environmental site assessments with respect to some, but not all, properties currently owned or leased by us, usually in a pre-acquisition context. These assessments have revealed that soils and/or groundwater at some of our facilities are contaminated with hydrocarbons, heavy metals and various other regulated substances. With respect to acquired properties, we do not believe that our operations caused or contributed to any such contamination in any material respect and we are not currently under any governmental orders or directives requiring us to undertake any remedial activity at such properties. We typically will develop a baseline of site conditions so we can establish conditions at the outset of our operations on such property. However, the handling of petroleum products and other regulated substances is a normal part of our operations and we have experienced occasional minor spills or incidental leakage below reportable quantity thresholds in connection with our operations. Certain properties previously owned or leased by us were determined to be affected by soil contamination. At one of our owned sites, we are working with the prior owner who has undertaken the full legal obligations to monitor and/or clean-up contamination at the site that occurred prior to our acquisition of it. Where contamination was identified and determined by us to be our responsibility, we conducted remedial activities at these previously-held properties to the extent we believed necessary to meet regulatory standards and either sold the owned properties to third parties or returned the leased properties to the lessors. Based on our experience to date and the relatively minor nature of the types of contamination we have identified to date, we believe that the future cost of necessary investigation or remediation on our current properties will not have a material adverse effect on our business, consolidated financial condition, results of operations, and cash flows. We cannot be certain, however, that clean-up standards will not become more stringent, or that we will not be required to undertake any remedial activities involving any material costs on any of these current or previously held properties in the future or that the discovery of unknown or migratory contamination or third-party claims made with respect to current or previously owned or leased properties will not result in material costs.

Where you can find more information
This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement and all of the exhibits and schedules thereto. For further information about Hanover and HCLP, you should refer to the registration statement of which the accompanying prospectus is a part. Summaries of agreements or other documents in this prospectus supplement and the accompanying prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.
Hanover files annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 1-13071). HCLP files annual, quarterly and current reports and other information with the SEC (File No. 1-31934). These SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document either Hanover or HCLP files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.
Hanover maintains a website which can be found at http://www.hanover-co.com. Hanover makes its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and the amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 available on its website. Unless specifically incorporated by reference in this prospectus supplement or the accompanying prospectus, information that you may find on Hanover’s website is not part of this prospectus supplement.
Hanover’s common stock is listed on the New York Stock Exchange under the symbol “HC.” Hanover’s reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.
The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus and information that we file later with the SEC will automatically update and supersede this information. Hanover and HCLP incorporate by reference the documents listed below and all documents they subsequently file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities described in this prospectus supplement are sold:

•	Hanover’s annual report on Form 10-K for the year ended December 31, 2005;

•	Hanover’s current reports on Form 8-K, filed with the SEC on January 10, 2006 and January 26, 2006;

•	HCLP’s annual report on Form 10-K for the year ended December 31, 2005; and

•	HCLP’s current report on Form 8-K, filed with the SEC on January 10, 2006.

We will provide copies of these filings and any exhibit specifically incorporated by reference into these filings at no cost by written or oral request directed to us at the following address or telephone number:
Hanover Compressor Company
Attention: Corporate Secretary
12001 N. Houston Rosslyn
Houston, Texas 77086
(281) 447-5175

Use of proceeds
We estimate that the net proceeds from this offering (after deducting discounts to the underwriters and estimated expenses of the offering) will be approximately $146 million. We intend to use the net proceeds from this offering, together with borrowings under our bank credit facility of approximately $96 million, to redeem our Zero Coupon Subordinated Notes.
Our Zero Coupon Subordinated Notes accrete interest at a rate of 11.0% per annum and have a final maturity of March 31, 2007. We have called the Zero Coupon Subordinated Notes for redemption on March 31, 2006 at a total redemption price of approximately $242 million.

Capitalization
The following table shows:

•	our actual capitalization as of December 31, 2005; and

•	our capitalization as of December 31, 2005, as adjusted to give effect to the issuance of $150 million aggregate principal amount of the notes offered hereby and the application of the estimated net proceeds of $146 million, together with borrowings under our bank credit facility, to redeem in whole our Zero Coupon Subordinated Notes.
You should read this table in conjunction with the information set forth under “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, the accompanying notes and other financial information included or incorporated by reference in this prospectus supplement.

As of December 31, 2005

(In thousands, except par value and share amounts)	Actual	As adjusted

		(unaudited)
Cash and cash equivalents	$48,233	$48,233

Short-term debt
Belleli-factored receivables	$1,129	$1,129
Belleli-revolving credit facility	2,951	2,951

Total short-term debt	4,080	4,080

Long-term debt, including current maturities
Bank credit facility due November 2010	48,000	137,655
4.75% convertible senior notes due 2008	192,000	192,000
4.75% convertible senior notes due 2014	143,750	143,750
2001A equipment lease notes, interest at 8.5%, due September 2008	133,000	133,000
2001B equipment lease notes, interest at 8.75%, due September 2011	250,000	250,000
8.625% senior notes due 2010	200,000	200,000
9% senior notes due 2014	200,000	200,000
Senior notes offered hereby	–	150,000
Zero coupon subordinated notes due March 31, 2007(1)	229,803	–
7.25% subordinated convertible notes due 2029	86,250	86,250
Fair value adjustment— fixed to floating interest rate swaps	(9,686)	(9,686)
Other, interest at various rates, collateralized by equipment and other assets, net of unamortized discount	1,751	1,751

Total long-term debt, including current maturities	1,474,868	1,484,720

Minority interest (obligations under compression equipment leases)	11,873	11,873
Common stockholders’ equity
Common stock, $.001 par value, 200,000,000 shares authorized; 102,392,918 shares issued(2)	102	102
Additional paid-in capital	1,097,766	1,097,766
Deferred employee compensation-restricted stock grants	(13,249)	(13,249)
Accumulated other comprehensive loss	15,214	15,214
Accumulated deficit(3)	(186,088)	(191,990)
Treasury stock— 366,091 common shares, at cost	(3,963)	(3,963)

Total common stockholders’ equity	909,782	903,880

Total capitalization	$2,400,603	$2,404,553

(1) As of March 31, 2006, an additional $6.3 million of original issue discount will have accreted since December 31, 2005 on the Zero Coupon Subordinated Notes. In addition, on March 31, 2006, we will pay a redemption premium of $5.9 million in connection with the redemption of the Zero Coupon Subordinated Notes.

(2) Does not include shares of Hanover common stock issuable upon exercise of employee stock options or exercise of warrants to purchase common stock or issuable upon conversion of our outstanding convertible notes. See “Description of certain other financial obligations” in this prospectus supplement and Notes 1 and 16 in notes to the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus supplement.
(3) As adjusted, accumulated deficit reflects $5.9 million (net of tax) of estimated charges associated with the impact of expensing the redemption premium on our Zero Coupon Subordinated Notes.

Selected historical consolidated financial data
In the table below, we have provided you with our selected historical consolidated financial data. The historical consolidated financial data was derived from our audited consolidated financial statements.
The information in this section should be read along with our consolidated financial statements, the accompanying notes and other financial information included or incorporated by reference in this prospectus supplement.
Five-year financial history

	Years ended December 31,

(In thousands)	2005	2004	2003	2002	2001

Income statement data:
Revenues:
U.S. rentals	$351,128	$341,570	$324,186	$328,600	$269,679
International rentals	232,587	214,598	191,301	175,337	116,990
Parts, service and used equipment	225,636	180,321	164,935	223,685	214,867
Compressor and accessory fabrication	179,954	158,629	106,896	114,009	223,519
Production and processing equipment fabrication	360,267	270,284	260,660	149,656	184,040
Equity in income of non-consolidated affiliates	21,466	19,780	23,014	18,554	9,607
Other	4,551	3,413	4,088	3,600	7,796

Total revenues and other income(1)	1,375,589	1,188,595	1,075,080	1,013,441	1,026,498

Expenses:
U.S. rentals	139,465	144,580	127,425	122,172	95,203
International rentals	76,512	63,953	61,875	52,996	41,095
Parts, service and used equipment	169,168	135,929	123,255	179,843	152,701
Compressor and accessory fabrication	156,414	144,832	96,922	99,446	188,122
Production and processing equipment fabrication	325,924	242,251	234,203	127,442	147,824
Selling, general and administrative	182,198	173,066	159,870	150,863	90,214
Foreign currency translation	7,890	(5,222)	2,548	16,727	6,658
Securities related litigation settlement(2)	–	(4,163)	42,991	–	–
Other	526	407	2,906	27,607	9,727
Debt extinguishment costs(3)	7,318	–	–	–	–
Depreciation and amortization(3)(4)(5)	182,681	175,308	169,164	148,141	85,762
Goodwill impairment(4)	–	–	35,466	52,103	–
Leasing expense(5)	–	–	43,139	90,074	78,031
Interest expense(5)	136,927	146,978	89,175	43,352	23,904

Total expenses	1,385,023	1,217,919	1,188,939	1,110,766	919,241

Income (loss) from continuing operations before income taxes	(9,434)	(29,324)	(113,859)	(97,325)	107,257
Provision for (benefit from) income taxes	27,714	24,767	3,629	(17,114)	40,777

Income (loss) from continuing operations	(37,148)	(54,091)	(117,488)	(80,211)	66,480
Income (loss) from discontinued operations, net of tax(1)	(869)	10,085	(3,861)	(35,857)	6,097
Cumulative effect of accounting change, net of tax(5)	–	–	(86,910)	–	(164)

Net income (loss)	$(38,017)	$(44,006)	$(208,259)	$(116,068)	$72,413

	Years ended December 31,

(In thousands)	2005	2004	2003	2002	2001

Cash flows provided by (used in):
Operating activities	$122,487	$131,837	$164,735	$195,717	$152,774
Investing activities	(104,027)	11,129	(43,470)	(193,703)	(482,277)
Financing activities	(6,890)	(162,350)	(84,457)	(4,232)	307,259
Balance sheet data (end of period):
Working capital	$351,694	$301,893	$279,050	$218,398	$284,619
Net property, plant and equipment(5)	1,823,100	1,876,348	2,027,654	1,167,675	1,151,513
Total assets(5)	2,862,996	2,771,229	2,942,274	2,176,983	2,275,321
Debt and mandatorily redeemable convertible preferred securities(5)	1,478,948	1,643,616	1,782,823	641,194	596,063
Common stockholders’ equity	909,782	760,055	753,488	927,626	1,039,468

(1) We have grown as a result of internal growth and acquisitions. For a description of significant business acquisitions, see Note 2 in notes to the consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus supplement. In the fourth quarter of 2002, we decided to discontinue certain businesses. In November 2004, we sold the compression rental assets of our Canadian subsidiary for approximately $56.9 million. Additionally, in December 2004 we sold our ownership interest in CES for approximately $2.6 million to an entity owned by Steven Collicutt. Hanover owned approximately 2.6 million shares in CES, which represented approximately 24.1% of the ownership interest of CES. These businesses are reflected as discontinued operations in our consolidated statement of operations. For a description of discontinued operations, see Note 3 in notes to the consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus supplement.
(2) On October 23, 2003, we entered into a Stipulation of Settlement, which became final on March 10, 2004 and settled all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Year Ended December 31, 2004 Compared to Year Ended December 31, 2003— Provision for Securities Litigation Settlement” in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus supplement.
(3) During September 2005, we redeemed $167.0 million in indebtedness and repaid $5.2 million in minority interest obligations under our 2001A compression equipment lease obligations. In connection with the redemption and repayment, we expensed $7.3 million related to the call premium and $2.5 million through depreciation and amortization expense related to unamortized debt issuance costs.
(4) In June 2001, the FASB issued SFAS 142. Under SFAS 142, amortization of goodwill to earnings was discontinued. Instead, goodwill is reviewed for impairment annually or whenever events indicate impairment may have occurred. SFAS 142 was effective for us on January 1, 2002. For financial data relating to our goodwill, see Note 9 in notes to the consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus supplement.
(5) In accordance with FIN 46, for periods ending after June 30, 2003, we have included in our consolidated financial statements the special purpose entities that lease compression equipment to us. As a result, on July 1, 2003, we added approximately $897 million of compression equipment assets, net of accumulated depreciation, and approximately $1,139.6 million of our compression equipment lease obligations (including approximately $1,105.0 million in debt) to our balance sheet. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Leasing Transactions and Accounting Change for FIN 46” in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus supplement.

Description of certain other financial obligations
Bank Credit Facility
In November 2005, we entered into a $450 million bank credit facility having a maturity date of November 21, 2010. Our prior $350 million bank credit facility that was scheduled to mature in December 2006 was terminated upon closing of the new facility. The new facility also provides for an incremental term loan facility of up to $300 million. The incremental term loan was undrawn at December 31, 2005 and was not syndicated with the credit facility. Borrowings under the new facility are secured by substantially all of our unencumbered personal property and real property assets. In addition, all of the capital stock of our domestic subsidiaries and 66% of the capital stock of our first tier international subsidiaries has been pledged to secure the obligations under the new credit facility. Up to $75 million of the credit facility can be borrowed in loans denominated in euros. Our bank credit facility contains certain financial covenants and limitations on, among other things, dividends, indebtedness, liens, leases and sales of assets.
Our bank credit facility provides for a $450 million revolving credit facility in which U.S. dollar-denominated advances bear interest, at our option, at (a) the greater of JPMorgan Chase Bank, N.A.’s prime rate or the federal funds effective rate plus 0.50% (“ABR”), or (b) the eurodollar rate (“LIBOR”), in each case plus an applicable margin ranging from 0.375% to 1.5%, with respect to ABR loans, and 1.375% to 2.5%, with respect to LIBOR loans, in each case depending on our consolidated leverage ratio. Euro-denominated advances bear interest at the eurocurrency rate, plus an applicable margin ranging from 1.375% to 2.5%, depending on our consolidated leverage ratio. A commitment fee ranging from 0.375% to 0.5%, depending on our consolidated leverage ratio, times the average daily amount of the available commitment under the bank credit facility is payable quarterly to the lenders participating in the bank credit facility. Our bank credit facility permits us to incur indebtedness, subject to covenant limitations, up to a $450 million credit limit, plus, in addition to certain other indebtedness, an additional (a) $50 million in unsecured indebtedness, (b) $100 million of indebtedness of international subsidiaries and (c) $35 million of secured purchase money indebtedness.
As of December 31, 2005, we had approximately $48 million in borrowings and approximately $118.6 million in letters of credit outstanding on our bank credit facility (6.1% weighted average effective rate at December 31, 2005). The revolving loans may be borrowed, repaid and reborrowed from time to time. We intend to use approximately $96 million in borrowings under our bank credit facility, together with the net proceeds from the sale of the notes offered hereby, to redeem our Zero Coupon Subordinated Notes.
8.625% Senior Notes due 2010
In December 2003, we issued $200 million aggregate principal amount of 8.625% Senior Notes due December 15, 2010. We may redeem up to 35% of these senior notes using the proceeds of certain equity offerings completed before December 15, 2006 at a redemption price of 108.625% of the principal amount, plus accrued and unpaid interest to the redemption date. In addition, we may redeem some or all of these senior notes at any time on or after December 15, 2007 at certain redemption prices together with accrued interest, if any, to the date of redemption.
These senior notes are our general unsecured senior obligations and rank equally in right of payment with all of our other senior debt. The senior notes are effectively subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the senior notes. The senior notes are guaranteed on a senior subordinated basis by HCLP. The senior notes rank equally in right of payment with our 9% Senior Notes due 2014 and will rank equally in right of payment with the notes offered hereby and the guarantee of the senior notes by HCLP ranks equally in right of payment with the guarantee by HCLP of our 9% Senior Notes due 2014 and will rank equally in right of payment with the guarantee by HCLP of the notes offered hereby. The indenture under which the senior notes were issued contains various financial covenants which limit, among other things, our ability to incur additional indebtedness or sell assets.
9% Senior Notes due 2014
In June 2004, we issued $200 million aggregate principal amount of 9% Senior Notes due June 1, 2014. We may redeem up to 35% of these senior notes using the proceeds of certain equity offerings completed before June 1, 2007 at a redemption price of 109% of the principal amount, plus accrued and unpaid interest to the redemption date. In addition, we may redeem some or all of these senior notes at any time on or after June 1, 2009 at certain redemption prices together with accrued interest, if any, to the date of redemption.
These senior notes are our general unsecured senior obligations and rank equally in right of payment with all of our other senior debt. The senior notes are effectively subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the senior notes. The senior notes are guaranteed on a senior subordinated basis by HCLP. The senior notes rank equally in right of payment with our 8.625% Senior Notes due 2014 and will rank equally in right of payment with the notes offered hereby and the guarantee of the senior notes by HCLP ranks equally in right of payment with the guarantee by HCLP of our 8.625% Senior Notes due 2014 and will rank equally in right of payment with the guarantee by HCLP of the notes offered hereby. The indenture under which the senior notes were issued contains various financial covenants which limit, among other things, our ability to incur additional indebtedness or sell assets.
4.75% Convertible Senior Notes due 2008
In March 2001, we issued $192 million aggregate principal amount of 4.75% Convertible Senior Notes due March 15, 2008. These convertible senior notes are convertible at the option of the holder into shares of our common stock at a conversion rate of 22.7596 shares of common stock per $1,000 principal amount of convertible senior notes, which is equivalent to a conversion price of approximately $43.94 per share. The conversion rate is subject to anti-dilution adjustment in certain events.
We have the right at any time to redeem some or all of these convertible senior notes. If we experience a specified change in control, a holder of the convertible senior notes may require us to repurchase, with cash or common stock, some or all of the convertible senior notes at a price equal to 100% of the principal amount plus accrued and unpaid interest to the repurchase date.
These convertible senior notes are our general unsecured obligations and rank equally in right of payment with all of our other senior debt, and will rank equally in right of payment with the notes offered hereby. The convertible senior notes are not guaranteed by any of our subsidiaries and therefore are effectively subordinated to all existing and future liabilities of our subsidiaries.

4.75% Convertible Senior Notes due 2014
In December 2003, we issued $143.75 million aggregate principal amount of 4.75% Convertible Senior Notes due January 15, 2014. These convertible senior notes are convertible by holders into shares of our common stock at an initial conversion rate of 66.6667 shares of common stock per $1,000 principal amount of convertible senior notes (subject to adjustment in certain events), which is equal to an initial conversion price of $15.00 per share, at any time prior to their stated maturity or redemption or repurchase by us.
At any time on or after January 15, 2011 but prior to January 15, 2013, we may redeem some or all of these convertible senior notes at a redemption price equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest, if any, if the price of our common stock exceeds 135% of the conversion price of the convertible senior notes then in effect for 20 trading days out of a period of 30 consecutive trading days. At any time on or after January 15, 2013, we may redeem some or all of the convertible senior notes at a redemption price equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest, if any. Holders have the right to require us to repurchase the convertible senior notes upon a specified change in control, at a repurchase price equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest, if any.
These convertible senior notes are our general unsecured obligations and rank equally in right of payment with all of our other senior debt, and will rank equally in right of payment with the notes offered hereby. The convertible senior notes are not guaranteed by any of our subsidiaries and therefore are effectively subordinated to all existing and future liabilities of our subsidiaries.
Zero Coupon Subordinated Notes due March 31, 2007
On May 14, 2003, we entered into an agreement with Schlumberger to terminate our right to put our interest in the PIGAP II joint venture to Schlumberger. We had previously given notice of our intent to exercise the PIGAP put in January 2003. We also agreed with Schlumberger to restructure the $150 million subordinated note that Schlumberger received from Hanover in August 2001 as part of the purchase price for the acquisition of Production Operators Corporation’s (“POC”) natural gas compression business, ownership interest in certain joint venture projects in South America, and related assets. As a result, we retained our interest in PIGAP. As of March 31, 2003, the date from which the interest rate was adjusted, the $150 million subordinated note had an outstanding principal balance of approximately $171 million, including accrued interest. We restructured the $150 million subordinated note as our Zero Coupon Subordinated Notes due March 31, 2007, which notes were issued to Schlumberger in such transaction and were sold by Schlumberger in a registered public offering on December 8, 2003. Original issue discount accretes under the zero coupon notes at a rate of 11.0% per annum for their remaining life, up to a total principal amount of $263 million payable at maturity. The zero coupon notes will accrue additional interest at a rate of 2.0% per annum upon the occurrence and during the continuance of an event of default under the zero coupon notes. The zero coupon notes will also accrue additional interest at a rate of 3.0% per annum if our consolidated leverage ratio, as defined in the indenture governing the zero coupon notes, exceeds 5.18 to 1.0 as of the end of any two consecutive fiscal quarters. Notwithstanding the preceding, in no event will the total additional interest accruing on the notes exceed 3.0% per annum if both of the previously mentioned circumstances occur. The zero coupon notes also contain a covenant that limits our ability to incur additional indebtedness if our consolidated leverage ratio exceeds 5.6 to 1.0, subject to certain exceptions.
The zero coupon notes are our general subordinated unsecured obligations and rank junior in right of payment to all of our senior debt and senior subordinated debt, including the notes offered hereby. The zero coupon notes are not guaranteed by any of our subsidiaries and therefore are effectively subordinated to all obligations of our existing and future subsidiaries. We have called the zero coupon notes for redemption on March 31, 2006, and we intend to use the net proceeds from the sale of the notes offered hereby, together with borrowings under our bank credit facility, to redeem the zero coupon notes.
7.25% Convertible Subordinated Notes due 2029
In December 1999, we issued $86.3 million of unsecured 7.25% Mandatorily Redeemable Convertible Preferred Securities through our subsidiary, Hanover Compressor Capital Trust, a Delaware business trust. Under a guarantee agreement, we guaranteed on a subordinated basis any payments required to be made by the trust to the extent the trust does not have funds available to make the payments.
The Mandatorily Redeemable Convertible Preferred Securities are convertible at the option of the holder into 2.7972 shares of our common stock, subject to adjustment for certain events, have a liquidation amount of $50 per security and mature in 30 years, but we may redeem them, in whole or in part, at any time. We are required to pay annual cash distributions at the rate of 7.25%, payable quarterly in arrears. However, such payments may be deferred for up to 20 consecutive quarters subject to certain restrictions. We recorded approximately $6.3 million in interest expense during each of 2005, 2004 and 2003 for distributions related to convertible preferred securities. During any periods in which payments are deferred, in general, we cannot pay any dividend or distribution on our capital stock or redeem, purchase, acquire or make any liquidation on any of our capital stock.
Prior to December 31, 2003, these securities were reported on our balance sheet as Mandatorily Redeemable Convertible Preferred Securities. Because we only have a limited ability to make decisions about its activities and we are not the primary beneficiary of the trust, the trust is a VIE under FIN 46. As such, the Mandatorily Redeemable Preferred Securities issued by the trust are no longer reported on our balance sheet. Instead, we now report our subordinated notes payable to the trust as a debt. These intercompany notes have previously been eliminated in our consolidated financial statements. The changes related to our Mandatorily Redeemable Preferred Securities on our balance sheet are reclassifications and had no impact on our consolidated results of operations or cash flow.
Sale leaseback transactions
In August 2001 and in connection with the POC acquisition, HCLP completed two sale leaseback transactions with two separate trusts involving certain compression equipment. Under the first transaction, HCLP received proceeds of $309.3 million from Hanover Equipment Trust 2001A (the “Trust 2001A”) from the sale of compression equipment. Simultaneously, the Trust 2001A issued notes in the principal amount of $300 million. These notes are secured by an assignment of the lease and a security interest in the equipment. The agreements under which these notes were issued contain various financial covenants which require, among other things, that we meet our specified quarterly financial ratios and restricts, among other things, our ability to incur additional indebtedness or sell assets. These notes, which bear interest at 8.5% semiannually, mature on September 1, 2008. In September 2005, we used the net proceeds from our public offering of common stock to redeem $167 million of the principal amount of the Trust 2001A notes.
Under the second sale leaseback transaction, HCLP received additional proceeds of $257.8 million from Hanover Equipment Trust 2001B (the “Trust 2001B”) from the sale of compression equipment. Simultaneously, the Trust 2001B issued notes in the principal amount of $250 million. These notes are secured by an assignment of the lease and a security interest in the equipment. The notes, which bear interest at 8.75% semiannually, mature on September 1, 2011.
The Trust 2001A and Trust 2001B compression equipment leases and the related guarantees are HCLP’s senior subordinated obligations, and those obligations rank junior in right of payment to all of HCLP’s senior debt. The lease obligations rank equally in right of payment with the guarantee by HCLP of our 8.625% Senior Notes due 2010, our 9% Senior Notes due 2014 and the notes offered hereby, but are effectively senior to such guarantee to the extent of the collateral for such lease obligations. Certain of the lease obligations will be guaranteed by Hanover only upon the occurrence of certain events of default, and, if it comes into effect, this conditional guarantee will also be made on a senior subordinated basis. The remaining lease obligations under the Trust 2001A and Trust 2001B compression equipment leases are fully and unconditionally guaranteed by Hanover on a senior subordinated basis.
As of December 31, 2005, HCLP had residual value guarantees in the amount of approximately $277.9 million under the agreements associated with our two sale leaseback transactions that are due upon termination of the leases and which may be satisfied by a cash payment or the exercise of HCLP’s purchase options.
Prior to July 1, 2003, these transactions were recorded as a sale leaseback of the equipment and were recorded as operating leases. On July 1, 2003, we adopted the provisions of FIN 46 as they relate to the special purpose entities that lease compression equipment to us. As a result of the adoption, we added approximately $1,089 million in compressor equipment assets, $192.3 million of accumulated depreciation (including approximately $58.6 million of accumulated depreciation related to periods before the sale and leaseback of the equipment), $1,105.0 million in debt and $34.6 million in minority interest obligations to our balance sheet, and we reversed $108.8 million of deferred gains that were recorded on our balance sheet as a result of the sale and leaseback transactions. On July 1, 2003, we recorded a $133.7 million charge ($86.9 million net of tax) to record the cumulative effect from the adoption of FIN 46 related to prior period depreciation of the compression equipment assets.
Other
As of December 31, 2005, we had guaranteed approximately $39.5 million in obligations of non-consolidated affiliates, which are not included as a liability on our balance sheet. See Note 19 in notes to the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this prospectus supplement.

Description of notes
Hanover Compressor Company will issue its notes under a senior indenture, dated as of December 15, 2003, among itself, the Subsidiary Guarantors (defined below) and Wachovia Bank, National Association, as trustee (the “Trustee”), as supplemented by a supplemental indenture (the “Indenture”), dated as of the Issue Date (defined below). The terms of the notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).
This description of notes is intended to be a useful overview of the material provisions of the notes and the Indenture and it supplements and, to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Senior Debt Securities set forth under “Description of Debt Securities” in the accompanying prospectus. Since this description of notes is only a summary, you should refer to the Indenture for a complete description of our obligations and your rights.
You will find the definitions of certain capitalized terms used in this description under the heading “—Certain definitions.” Other capitalized terms have the meanings assigned to them elsewhere in this description or in the Indenture. For purposes of this description, references to “Hanover,” “we,” “our” and “us” refer only to Hanover Compressor Company and not to any of its subsidiaries.
General
The notes. The notes:

•	are general obligations of Hanover;

•	are initially limited to an aggregate principal amount of $150 million, but as described under “—Additional issuances” below and subject to the terms of the Indenture, we may issue additional notes with identical terms;

•	are general unsecured obligations of Hanover and rank equally in right of payment with all existing and future Senior Indebtedness of Hanover, including its outstanding 8.625% Notes and the 9% Notes;

•	are senior in right of payment to any existing and future Subordinated Obligations of Hanover;

•	mature on April 15, 2013;

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•	will be represented by one or more registered notes in global form, but in the limited circumstances described under “Description of Debt Securities— Global Securities” in the accompanying prospectus may be represented by notes in certificated form; and

•	are unconditionally guaranteed by the Subsidiary Guarantors on a senior subordinated basis.
Interest. Interest on the notes will compound semi-annually and will:

•	accrue at the rate of 7.5% per annum;

•	accrue from the date of issuance or the most recent interest payment date;

•	be payable in cash semi-annually in arrears on April 15 and October 15, commencing on October 15, 2006;

•	be payable to the holders of record on the April 1 and October 1 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.
Payments on the notes; Paying Agent and Security Registrar
We will pay principal of, premium, if any, and interest on the notes, and the notes may be exchanged or transferred, at the office or agency designated by Hanover in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the Trustee in New York, New York), except that we may, at our option, pay interest on any notes in certificated form by check mailed to holders of the notes at their respective registered addresses as they appear in the Security Registrar’s books. We have initially designated the Trustee to act as our Paying Agent and Security Registrar. We may, however, change the Paying Agent or Security Registrar without prior notice to the holders of the notes, and Hanover may act as Paying Agent or Security Registrar.
We will pay principal of, premium, if any, and interest on, notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global note.
Transfer and exchange
A holder of notes may transfer or exchange notes at the office of the Security Registrar in accordance with the Indenture. The Security Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by Hanover, the Trustee or the Security Registrar for any registration of transfer or exchange of notes, but Hanover may require a holder to pay a sum sufficient to cover any tax or other similar governmental charge required by law. Hanover is not required to transfer or exchange any note selected for redemption, except the unredeemed portion of any note being redeemed in part. Also, Hanover is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.
The registered holder of a note will be treated as the owner of it for all purposes, and all references in this description to “holders” of the notes mean holders of record of the notes, unless otherwise indicated.
Additional issuances
We may from time to time, without notice or the consent of the holders of the notes, but subject to compliance with the covenant described below under “—Certain covenants— Limitation on Indebtedness,” create and issue additional notes ranking equally and ratably with, and identical to, the original notes in all respects (except for the payment of interest accruing prior to the issue date of such additional notes), so that such additional notes form a single series with the original notes and have the same terms as to status, redemption or otherwise as the original notes.

Optional redemption
Except as described in the subsequent paragraphs, the notes are not redeemable until April 15, 2010. On and after April 15, 2010, Hanover may redeem all or, from time to time, a part of the notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest, on the notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on April 15 of the years indicated below:

Year	Percentage

2010	103.750%
2011	101.875%
2012	100.000%

Prior to April 15, 2009, to the extent that Hanover raises Net Cash Proceeds from one or more Qualified Equity Offerings, Hanover may on any one or more occasions redeem up to 35% of the original principal amount of the notes with the Net Cash Proceeds at a redemption price of 107.5% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

•	at least 65% of the original principal amount of the notes remains outstanding after each such redemption; and

•	the redemption occurs within 90 days after the closing of such Qualified Equity Offering.
Notwithstanding the preceding paragraphs, the notes will be redeemable, at our option, at any time prior to April 15, 2010, in whole or from time to time in part, at a price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed plus accrued but unpaid interest to the date of redemption; and

•	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the date of redemption to April 15, 2010 (except for currently accrued but unpaid interest) (assuming the notes are redeemed, and based on the applicable redemption price, on that date) discounted to the date of redemption, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate, plus 50 basis points, plus (b) accrued but unpaid interest to the date of redemption.
The actual redemption price, calculated as provided in this description, will be calculated and certified to the Trustee and us by the Independent Investment Banker. For purposes of determining the optional redemption price pursuant to this paragraph, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to April 15, 2010 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity.

“Comparable Treasury Price” means, for any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means either J.P. Morgan Securities Inc. or Credit Suisse Securities (USA) LLC, as specified by us, and any successor firm, or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

“Reference Treasury Dealer” means each of J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC and their respective successors, plus two other dealers selected by the Independent Investment Banker that are primary U.S. government securities dealers in New York City; provided, if any of J.P. Morgan Securities Inc. or Credit Suisse Securities (USA) LLC or any primary U.S. government securities dealer selected by the Independent Investment Banker shall cease to be a primary U.S. government securities dealer, then such other primary U.S. government securities dealers as may be substituted by the Independent Investment Banker.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) at 3:30 p.m., New York City time, on the third business day preceding such redemption date, as quoted in writing to the Trustee by such Reference Treasury Dealer.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week in which the calculation date falls (or in the immediately preceding week if the calculation date falls on any day prior to the usual publication date for such release) or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date. Any weekly average yields calculated by interpolation or extrapolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward.
If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the note is registered at the close of business on such record date, and no additional interest will be payable to holders whose notes will be subject to redemption by Hanover.

In the case of any partial redemption, the Trustee will select the notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed, then by such method as the Trustee will deem to be fair and appropriate, although no note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to that note will state the portion of the principal amount thereof to be redeemed. If such note is in certificated form, a new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.
Ranking and priority
The indebtedness evidenced by the notes:

•	is unsecured Senior Indebtedness of Hanover and ranks equally in right of payment with all other Senior Indebtedness of Hanover, including its outstanding 8.625% Notes and 9% Notes, and

•	is senior in right of payment to all existing and future Subordinated Obligations of Hanover.
The notes are structurally subordinated to all Indebtedness and other liabilities of any non-guarantor Subsidiaries of Hanover and are effectively subordinated to any Secured Indebtedness of Hanover or any Guarantor Secured Indebtedness of any Subsidiary Guarantor to the extent of the value of the assets securing such Indebtedness.
Although the Indenture contains limitations on the amount of additional Indebtedness which Hanover and its Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be senior and/or secured Indebtedness. See “—Certain covenants— Limitation on Indebtedness” below.
The Subsidiary Guarantees
Each Subsidiary Guarantor will unconditionally guarantee, jointly and severally, on an unsecured, senior subordinated basis, the full and prompt payment of principal of, premium, if any, and interest on the notes, and all other obligations under the Indenture. Initially, Hanover Compression Limited Partnership (“HCLP”) will be the only Subsidiary Guarantor. However, in the circumstances described under “—Certain covenants— Future Subsidiary Guarantors,” the Indenture will require certain of Hanover’s Restricted Subsidiaries to execute supplements to the Indenture providing for Subsidiary Guarantees in the future.
Ranking. The indebtedness evidenced by each Subsidiary Guarantee, including the payment of principal of, premium, if any, and interest on the notes and other obligations with respect to the notes, will be subordinated in right of payment to all Guarantor Senior Indebtedness of such Subsidiary Guarantor. Each Subsidiary Guarantee will in all respects rank equally in right of payment with all other Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor, including, in the case of HCLP, its payment obligations under the Leases and its Guarantees of the 8.625% Notes and the 9% Notes. The Subsidiary Guarantee of any Subsidiary Guarantor is also effectively subordinated to any of its Guarantor Secured Indebtedness to the extent of the value of the assets securing such Indebtedness.
A Subsidiary Guarantor may not incur any Indebtedness if such Indebtedness is contractually subordinate or junior to any Guarantor Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness is Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor or is contractually subordinated in right of payment to Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor.
Although the Indenture contains limitations on the amount of additional Indebtedness that Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Guarantor Senior Indebtedness. See “—Certain covenants— Limitation on Indebtedness.”
No Subsidiary Guarantor may pay principal of, premium, if any, or interest on, or other obligation with respect to, the notes pursuant to its Subsidiary Guarantee (collectively, “pay the notes”) if

•	any Guarantor Senior Indebtedness is not paid when due in cash or Cash Equivalents, or

•	any other default on Guarantor Senior Indebtedness occurs and the maturity of such Guarantor Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (A) the default has been cured or waived and any such acceleration has been rescinded in writing, or (B) such Guarantor Senior Indebtedness has been paid in full in cash or Cash Equivalents.
If any Designated Guarantor Senior Indebtedness is in default and such default would allow the acceleration of the Designated Guarantor Senior Indebtedness without either further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the applicable Subsidiary Guarantor will not be permitted to pay the notes for a period (the “Payment Blockage Period”) beginning upon the receipt by the Trustee of written notice (a “Blockage Notice”) of such default from the Designated Guarantor Senior Indebtedness Representative specifying an election to effect a Payment Blockage Period. This Payment Blockage Period will end on the earliest of

•	written notice to the Subsidiary Guarantor to terminate the period by the Person who gave the Blockage Notice;

•	the discharge or repayment in full in cash of the applicable Designated Guarantor Senior Indebtedness;

•	the default giving rise to the Blockage Notice is no longer continuing; and

•	179 days have passed following the delivery of the Blockage Notice.
Unless the maturity of the Designated Guarantor Senior Indebtedness has been accelerated, the applicable Subsidiary Guarantor will be permitted to resume payments on the notes pursuant to its Subsidiary Guarantee after the end of the Payment Blockage Period. Only one Blockage Notice (which may apply to all Subsidiary Guarantors) may be given in a 360-day period, regardless of the number of defaults on the Designated Guarantor Senior Indebtedness during that period. However, if a Blockage Notice is given by a holder of Designated Guarantor Senior Indebtedness other than Bank Indebtedness during the 360-day period, a Representative of Bank Indebtedness may give another Blockage Notice during the 360-day period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days during any 360 consecutive day period.

The holders of Guarantor Senior Indebtedness are entitled to receive payment in full before the noteholders are entitled to receive any payment under the related Subsidiary Guarantee in the event of:

•	a liquidation, dissolution, reorganization or similar proceeding relating to such Subsidiary Guarantor; or

•	a bankruptcy, insolvency, receivership or similar proceeding relating to the Subsidiary Guarantor.
Until the Guarantor Senior Indebtedness is paid in full in cash, any payment or distribution to which the noteholders would be entitled pursuant to any Subsidiary Guarantee, but for the subordination provisions of the Subsidiary Guarantee, will be made to the holders of the Guarantor Senior Indebtedness. If a distribution is made to the noteholders pursuant to a Subsidiary Guarantee that should have not been made to them as a result of these subordination provisions, the noteholders are required to hold such a distribution in trust for the holders of the Guarantor Senior Indebtedness and pay it over to them.
If payment of the notes is accelerated because of an Event of Default, and any Bank Indebtedness remains outstanding, the acceleration will not become effective until the earlier of (1) two business days after delivery of written notice to Hanover and the Representative under such Bank Indebtedness and (2) the day on which any Bank Indebtedness is accelerated. When the acceleration becomes effective, a Subsidiary Guarantor may make payments on the notes pursuant to its Subsidiary Guarantee only if the subordination provisions of the Subsidiary Guarantee otherwise permit payment at that time.
As a result of the subordination provisions in the Subsidiary Guarantee, creditors of the Subsidiary Guarantors who are holders of Guarantor Senior Indebtedness may recover more, ratably, than the noteholders in the event of insolvency.
Limitation on Subsidiary Guarantee. The obligation of each Subsidiary Guarantor under its Subsidiary Guarantee is limited to the maximum amount as will not constitute a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the Subsidiary Guarantor, including any Guarantees under a Senior Credit Facility; and

•	any collections from or payments made by or on behalf of any other Subsidiary Guarantor with respect to such other Subsidiary Guarantor’s obligations under its Subsidiary Guarantee pursuant to its contribution obligations under the Indenture.
Limitation on merger and consolidation. The Indenture also limits the conditions under which a Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person (other than Hanover or another Subsidiary Guarantor). See “—Certain covenants— Merger and consolidation” below.
Release of Subsidiary Guarantee. Upon a sale or other disposition (including by way of merger or consolidation) of all or substantially all of the assets or all of the Capital Stock of any Subsidiary Guarantor pursuant to and in accordance with the terms and provisions of the Indenture, then such Subsidiary Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee. Upon either legal defeasance or covenant defeasance, each Subsidiary Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee. In addition, if the Board of Directors designates a Subsidiary Guarantor to be an Unrestricted Subsidiary, then such Subsidiary Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee, provided that such designation is conducted in accordance with the applicable provisions of the Indenture.
Change of Control
If a Change of Control occurs, each holder of notes will then have the right to require Hanover to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s notes, at a purchase price in cash equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).
Within 30 days following any Change of Control, Hanover will mail a notice (the “Change of Control Offer”) to each holder of its notes with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require Hanover to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3) the procedures determined by Hanover, consistent with the Indenture, that a holder must follow in order to have its notes repurchased.
On the Change of Control Payment Date, Hanover will, to the extent lawful:

(1) accept for payment all notes or portions of notes (in integral multiples of $1,000) properly tendered under the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered; and

(3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officer’s Certificate stating the aggregate principal amount of notes or portions of notes being purchased by Hanover.
The Paying Agent will promptly deliver to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000.
If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.
The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the respective holders to require that Hanover repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.
Hanover will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Hanover and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.
Hanover will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, Hanover will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.
Hanover’s ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under Hanover’s current Senior Credit Agreement. In addition, certain events that may constitute a change of control under a Senior Credit Agreement and cause a default under that agreement may not constitute a Change of Control under the Indenture. Future Indebtedness of Hanover and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require Hanover to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on Hanover. Finally, Hanover’s ability to pay cash to the holders upon a repurchase may be limited by Hanover’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.
The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving Hanover by increasing the capital required to effectuate such transactions.
The definition of “Change of Control” includes a disposition of all or substantially all of the assets of Hanover and its Restricted Subsidiaries taken as a whole to any person or group. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require Hanover to make an offer to repurchase the notes as described above.

Certain covenants
The Indenture contains certain covenants, including, among others, the following:
Limitation on Indebtedness
Hanover will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided, however, that Hanover, the Subsidiary Guarantors and the other Restricted Subsidiaries may Incur Indebtedness if on the date thereof the Consolidated Coverage Ratio for Hanover and its Restricted Subsidiaries is at least 2.0 to 1.0.
The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of Hanover and its Restricted Subsidiaries Incurred pursuant to any Senior Credit Agreement, together with the principal component of amounts outstanding under Qualified Receivables Transactions, provided that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (a) $450.0 million and (b) the sum of (x) $300.0 million and (y) 20% of Hanover’s Consolidated Tangible Net Worth at such time;

(2) the notes (excluding any additional notes issued after the Issue Date) and the Subsidiary Guarantees;

(3) Indebtedness of Hanover owing to and held by any Restricted Subsidiary (other than a Receivables Entity) or Indebtedness of a Restricted Subsidiary owing to and held by Hanover or any Restricted Subsidiary (other than a Receivables Entity); provided, however,

(a) if Hanover is the obligor on such Indebtedness, such Indebtedness is expressly subordinated in right of payment to the prior payment in full in cash of all of its obligations with respect to the notes;

(b) if a Subsidiary Guarantor is the obligor on such Indebtedness and neither Hanover nor another Subsidiary Guarantor is the obligee, such Indebtedness is expressly subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; and

(c)	(i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than Hanover or a Restricted Subsidiary (other than a Receivables Entity); and

(ii) any sale or other transfer of any such Indebtedness to a Person other than Hanover or a Restricted Subsidiary (other than a Receivables Entity)

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by Hanover or such Subsidiary, as the case may be;

(4) Indebtedness represented by (a) any Indebtedness (other than the Indebtedness described in clauses (1), (3), (6), (8), (9), (10) and (11)) outstanding on the Issue Date and (b) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or clause (5) or Incurred pursuant to the first paragraph of this covenant;

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by Hanover (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by Hanover or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Restricted Subsidiary is acquired by Hanover, Hanover would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5);

(6) Indebtedness under Currency Agreements and Interest Rate Agreements that are entered into in the ordinary course of business (and not for speculative purposes) for the purpose of fixing or hedging, in the case of Currency Agreements, currency exchange rate risk and, in the case of Interest Rate Agreements, interest rate risk with respect to any Indebtedness Incurred without violation of the Indenture;

(7) the Incurrence by Hanover or any of its Restricted Subsidiaries of Attributable Indebtedness in respect of a Sale/ Leaseback Transaction or Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements of property used in the business of Hanover or such Restricted Subsidiary, provided that after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (7) and then outstanding does not exceed the greater of (a) $75.0 million and (b) 10% of Hanover’s Consolidated Tangible Net Worth at such time;

(8) Indebtedness Incurred in respect of workers’ compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by Hanover or a Restricted Subsidiary in the ordinary course of business, including Guarantees or obligations of Hanover or a Restricted Subsidiary with respect to letters of credit supporting any such Indebtedness (in each case other than an obligation for money borrowed); provided that such letter of credit obligations are reimbursed within 30 days following their Incurrence;

(9) Indebtedness arising from agreements of Hanover or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary;

(10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of Incurrence;

(11) the Guarantee by Hanover or any of its Restricted Subsidiaries of Indebtedness of Hanover or any of its Restricted Subsidiaries that was permitted to be Incurred by another provision of this covenant; provided that in the event such Indebtedness that is being Guaranteed is (a) Senior Indebtedness or Guarantor Senior Subordinated Indebtedness, then the related Guarantee shall not rank senior in right of payment to the notes or the Subsidiary Guarantee or (b) a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the notes or the Subsidiary Guarantee, as the case may be; and

(12) in addition to the items referred to in clauses (1) through (11) above, Indebtedness of Hanover or any of its Restricted Subsidiaries, provided that, after giving effect to any such

Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (12) and then outstanding does not exceed $100.0 million.

Hanover will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations unless such Indebtedness will be subordinated to the notes to at least the same extent as such Subordinated Obligations. No Subsidiary Guarantor will Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations of such Subsidiary Guarantor unless such Indebtedness will be subordinated to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as such Guarantor Subordinated Obligations. No Subsidiary Guarantor will Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Senior Subordinated Indebtedness unless such Refinancing Indebtedness is either Guarantor Senior Subordinated Indebtedness or Guarantor Subordinated Obligations. No Restricted Subsidiary (other than a Subsidiary Guarantor) may Incur any Indebtedness under the preceding paragraph if the proceeds are used to refinance Indebtedness of Hanover (excluding any Guarantee by Hanover of any Indebtedness Incurred by a Restricted Subsidiary).
For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to, and in compliance with, this covenant:

(1) (A) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness and (B) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, Hanover, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence (or later reclassify such Indebtedness from or after the first date on which Hanover or its Restricted Subsidiaries could have Incurred such Indebtedness under one or more other of such provisions) and only be required to include the amount and type of such Indebtedness in one or more of such provisions as it determines; and

(2) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.
Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value of the Indebtedness in the case of any Indebtedness issued with original issue discount and (b) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.
In addition, Hanover will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness, other than Non-Recourse Debt, or issue any shares of Disqualified Stock, except in any case to Hanover or any of its Wholly-Owned Subsidiaries. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “Limitation on Indebtedness” covenant, Hanover shall be in default of this covenant).
For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Hanover may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.
Limitation on Restricted Payments
Hanover will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving Hanover or any of its Restricted Subsidiaries) except:

(a) dividends or distributions payable in Capital Stock of Hanover (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock; and

(b) dividends or distributions payable to Hanover or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of Hanover or any direct or indirect parent of Hanover held by Persons other than Hanover or a Restricted Subsidiary (other than in exchange for Capital Stock of Hanover (other than Disqualified Stock));

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time Hanover or such Restricted Subsidiary makes such Restricted Payment:

(a) a default shall have occurred and be continuing (or would result therefrom); or

(b) Hanover is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the “Limitation on Indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from January 1, 2006 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii) the sum of (x) the aggregate Net Cash Proceeds received by Hanover from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of Hanover or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or guaranteed by Hanover or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) and (y) the fair market value of property constituting Additional Assets received by Hanover or a Restricted Subsidiary subsequent to the Issue Date in exchange for Capital Stock (other than Disqualified Stock and other than Capital Stock issued to a Subsidiary of Hanover); provided that for the purposes of determining fair market value of the Additional Assets received pursuant to this clause (c)(ii), such fair market value shall be determined conclusively by the Board of Directors of Hanover acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based, in part, upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value is estimated to exceed $25.0 million;

(iii) the amount by which Indebtedness of Hanover is reduced on Hanover’s balance sheet upon the conversion or exchange (other than by a Subsidiary of Hanover) subsequent to the Issue Date of any Indebtedness of Hanover convertible or exchangeable for Capital Stock (other than Disqualified Stock) of Hanover (less the amount of any cash, or the fair market value of any other property, distributed by Hanover upon such conversion or exchange); and

(iv) the amount equal to the net reduction in Restricted Investments made by Hanover or any of its Restricted Subsidiaries in any Person resulting from

(A) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of any such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to Hanover or any Restricted Subsidiary; or

(B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by Hanover or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.
The provisions of the preceding paragraph will not prohibit:

(1) any purchase or redemption of Capital Stock, Subordinated Obligations or Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Hanover (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by Hanover or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(2) any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations or Guarantor Subordinated Obligations that qualify as Refinancing Indebtedness; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(3) so long as no default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations from Net Available Cash to the extent permitted under “—Limitation on sales of assets and Subsidiary stock” below; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(4) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

(5) so long as no default or Event of Default has occurred and is continuing,

(a) the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of Hanover or any Restricted Subsidiary or any parent of Hanover held by any existing or former directors, employees or management of Hanover or any Subsidiary of Hanover or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee or director stock option or stock purchase agreements or other agreements to compensate management employees or directors; provided that such redemptions or repurchases pursuant to this clause will not exceed $25.0 million in the aggregate during any calendar year; provided, however, that the amount of any such repurchase or redemption will be included in subsequent calculations of the amount of Restricted Payments; and

(b) loans or advances to employees or directors of Hanover or any Subsidiary of Hanover permitted by law, the proceeds of which are used to purchase Capital Stock of

Hanover, in an aggregate amount not in excess of $25.0 million at any one time outstanding; provided, however, that the amount of such loans and advances will be included in subsequent calculations of the amount of Restricted Payments;

(6) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments; and

(7) other Restricted Payments not to exceed $50.0 million in the aggregate; provided, however, that such Restricted Payments will be excluded in subsequent calculations of the amount of Restricted Payments.
The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by Hanover or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively, in the case of amounts under $10.0 million, by an Officer acting in good faith and in all other cases by the Board of Directors of Hanover acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value is estimated to exceed $25.0 million. Not later than the date of making any Restricted Payment (excluding any Restricted Payment described in the preceding clause (6)), Hanover shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.
Limitation on Liens
Hanover will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its, or any such Restricted Subsidiary’s, property or assets (including Capital Stock), whether owned on the Issue Date or acquired after that date, securing any Senior Indebtedness (other than the notes), Subordinated Obligations, Guarantor Senior Subordinated Indebtedness or Guarantor Subordinated Obligations, unless contemporaneously with the Incurrence of the Liens effective provision is made to secure the notes or, in respect of Liens on any Restricted Subsidiary’s assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.
Limitation on restrictions on distributions from Restricted Subsidiaries
Hanover will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Hanover or any Restricted Subsidiary or pay any Indebtedness or other obligations owed to Hanover or any Restricted Subsidiary;

(2) make any loans or advances to Hanover or any Restricted Subsidiary; or

(3) transfer any of its property or assets to Hanover or any Restricted Subsidiary.
The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including, without limitation, each Senior Credit Agreement in effect on such date;

(ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by Hanover (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Hanover or in contemplation of the transaction) and outstanding on such date;

(iii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect, taken as a whole, to the holders of the notes than the encumbrances and restrictions contained in such agreements referred to in clause (i) or (ii) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

(iv) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(a) imposed by customary provisions in joint venture agreements and similar agreements that restrict the transfer of the interests in the joint venture;

(b) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(c) contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of Hanover or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

(d) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of Hanover or any Restricted Subsidiary;

(v) purchase money obligations for property acquired in the ordinary course of business that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(vi) any Purchase Money Note or other Indebtedness or contractual requirements Incurred with respect to a Qualified Receivables Transaction relating exclusively to a Receivables

Entity that, in the good faith determination of the Board of Directors, are necessary to effect such Qualified Receivables Transaction;

(vii) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(viii) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order;

(ix) encumbrances or restrictions applicable only to a Foreign Subsidiary; and

(x) restrictions on cash or other deposits or net worth imposed in relation to any Restricted Subsidiary under contracts entered into in the ordinary course of business.

Limitation on sales of assets and Subsidiary stock
Hanover will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1) Hanover or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors or, if such fair market value is less than $10.0 million, in good faith by any Officer (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the aggregate consideration received by Hanover and its Restricted Subsidiaries from such Asset Disposition and all other Asset Dispositions since the Issue Date is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Hanover or such Restricted Subsidiary, as the case may be:

(a) first, to the extent Hanover or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Senior Indebtedness or Guarantor Senior Indebtedness), to prepay, repay or purchase Senior Indebtedness or Guarantor Senior Indebtedness or Indebtedness (other than any Preferred Stock) of a Restricted Subsidiary that is not a Subsidiary Guarantor (in each case other than Indebtedness owed to Hanover or an Affiliate of Hanover); provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), Hanover or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

(b) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (a), to the extent Hanover or such Restricted Subsidiary elects, to invest in Additional Assets within 360 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash.
Any Net Available Cash from Asset Dispositions that is not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” On the 361st day after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds $25.0 million,

Hanover will promptly make an offer (“Asset Disposition Offer”) to all holders of the notes (and to the holders of other Senior Indebtedness or Guarantor Senior Subordinated Indebtedness having similar repurchase rights) to purchase the maximum principal amount of notes (and such other Senior Indebtedness or Guarantor Senior Subordinated Indebtedness) that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of their principal amount (or, in respect of such other Senior Indebtedness or Guarantor Senior Subordinated Indebtedness, such lesser offer price as may be provided for by its terms), plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing such other Indebtedness, as applicable, in each case in multiples of $1,000. To the extent that the aggregate amount of securities so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, Hanover may use any remaining Excess Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture. If the aggregate principal amount of securities surrendered by holders thereof exceeds the amount of Excess Proceeds, the securities shall be purchased and repaid, as applicable, on a pro rata basis. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.
The Asset Disposition Offer will remain open for a period of 20 business days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five business days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), Hanover will purchase the principal amount of notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all notes validly tendered in response to the Asset Disposition Offer.
If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders of the notes who tender notes pursuant to the Asset Disposition Offer.
On or before the Asset Disposition Purchase Date, Hanover will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of notes or portions of notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all notes so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000. Hanover will deliver to the Trustee an Officer’s Certificate stating that such notes or portions thereof were accepted for payment by Hanover in accordance with the terms of this covenant. Hanover or the Paying Agent, as the case may be, will promptly (but in any case not later than five business days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of notes an amount equal to the purchase price of the notes so validly tendered and not properly withdrawn by such holder and accepted by Hanover for purchase, and Hanover will promptly issue a new note, and the Trustee, upon delivery of an Officer’s Certificate from Hanover, will authenticate and mail or deliver such new note to such holder, in a principal amount equal to any unpurchased portion of the note surrendered; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000. Any note not so accepted will be promptly mailed or delivered by Hanover to the holder thereof. Hanover will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

For the purposes of this covenant, the following will be deemed to be cash:

(1) the assumption by the transferee of Senior Indebtedness or Guarantor Senior Indebtedness or Indebtedness (other than Preferred Stock) of any Restricted Subsidiary that is not a Subsidiary Guarantor and the release of Hanover or such other obligor from all liability on such Indebtedness in connection with such Asset Disposition (in which case Hanover will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (a) above); and

(2) securities, notes or other obligations received by Hanover or any Restricted Subsidiary from the transferee that are converted by Hanover or such Restricted Subsidiary into cash within 90 days from the receipt of such obligations.
Hanover will not, and will not permit any Restricted Subsidiary to, engage in any Asset Swap, unless:

(1) at the time of entering into such Asset Swap and immediately after giving effect to such Asset Swap, no default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) in the event such Asset Swap involves the transfer by Hanover or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of Hanover in good faith, in excess of $10.0 million, the terms of such Asset Swap have been approved by a majority of the members of the Board of Directors of Hanover; and

(3) in the event such Asset Swap involves the transfer by Hanover or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of Hanover in good faith, in excess of $25.0 million, Hanover has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Asset Swap is fair to Hanover or such Restricted Subsidiary, as the case may be, from a financial point of view.
Hanover will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of the notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Hanover will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.
Limitation on Affiliate Transactions
Hanover will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Hanover (an “Affiliate Transaction”) unless:

(1) the terms of such Affiliate Transaction are no less favorable to Hanover or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2) in the event such Affiliate Transaction involves an aggregate amount in excess of $10.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of Hanover and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determine that such Affiliate Transaction satisfies the criterion in clause (1) above); and

(3) in the event such Affiliate Transaction involves an aggregate amount in excess of $25.0 million, Hanover has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

The preceding paragraph will not apply to:

(1) any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments;”

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans and other reasonable fees, compensation, benefits and indemnities permitted by law paid or entered into by Hanover or its Restricted Subsidiaries in the ordinary course of business to or with officers, directors or employees of Hanover and its Restricted Subsidiaries;

(3) loans or advances to employees and consultants permitted by law in the ordinary course of business of Hanover or any of its Restricted Subsidiaries in an amount not to exceed $5.0 million in the aggregate during any calendar year;

(4) any transaction between Hanover and a Restricted Subsidiary (other than a Receivables Entity) or between Restricted Subsidiaries (other than a Receivables Entity);

(5) the issuance or sale of any Capital Stock (other than Disqualified Stock) of Hanover or any contribution to the capital of Hanover or any Restricted Subsidiary;

(6) the performance of obligations of Hanover or any of its Restricted Subsidiaries under the terms of any agreement to which Hanover or any of its Restricted Subsidiaries is a party on the Issue Date and identified on a schedule to the Indenture, as such agreement may be amended, modified or supplemented from time to time; provided, however, that any future amendment, modification or supplement entered into after the Issue Date will be permitted to the extent that its terms are not more disadvantageous to the holders of the notes in its entirety than the terms of such agreement in effect on the Issue Date;

(7) sales or other transfers or dispositions of accounts receivable and other related assets customarily transferred in an asset securitization transaction involving accounts receivable to a Receivables Entity in a Qualified Receivables Transaction, and acquisitions of Permitted Investments in connection with a Qualified Receivables Transaction; and

(8) transactions with Joint Ventures in an amount not to exceed $15.0 million in the aggregate during any calendar year.
Limitation on sale of Capital Stock of Restricted Subsidiaries
Hanover will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary or to issue any of the Voting Stock of a Restricted Subsidiary (other than, if necessary, shares of its Voting Stock constituting directors’ qualifying shares) to any Person except:

(1) to Hanover or a Wholly-Owned Subsidiary other than a Receivables Entity; or

(2) in compliance with the covenant described under “—Limitation on sales of assets and Subsidiary stock” and, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would continue to be a Restricted Subsidiary or, if such Restricted Subsidiary would no longer be a Restricted Subsidiary, then the Investment of Hanover in such Person would have been permitted to be made under the covenant described under “—Limitation on Restricted Payments” as if made on the date of such transfer, conveyance, sale, lease, disposition or issuance.
Notwithstanding the preceding paragraph, Hanover may sell all the Voting Stock of a Restricted Subsidiary as long as Hanover complies with the terms of the covenant described under “—Limitation on sales of assets and Subsidiary stock.”
SEC reports
Notwithstanding that Hanover may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, Hanover will file with the SEC, and provide the Trustee with, the annual reports and the information, documents and other reports (or copies of such portions of any of the preceding as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act no later than 60 days after the time periods specified therein. In the event that Hanover is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, Hanover will nevertheless provide such Exchange Act information to the Trustee as if Hanover were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act no later than 60 days after the time periods specified therein.
Merger and consolidation
Hanover will not, and will not permit any Subsidiary Guarantor to, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, lease, convey, assign, transfer or otherwise dispose of all or substantially all its assets to, any Person (except, in the case of a Subsidiary Guarantor, such Subsidiary Guarantor may merge with or into, or sell, lease, convey, assign, transfer or otherwise dispose of all or substantially all its assets to Hanover or another Subsidiary Guarantor), unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership, trust or limited liability company organized and validly existing under the laws of the United States of America, any state of the United States or the District of Columbia, and the Successor Company (if not Hanover or such Subsidiary Guarantor) will expressly assume, by supplemental indenture, executed by the Successor Company and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Hanover or such Subsidiary Guarantor, as applicable under the notes and the Indenture, except in a transaction resulting in the release of a Subsidiary Guarantor as described under “—The Subsidiary Guarantees— Release of Subsidiary Guarantee;”

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor

Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no default or Event of Default shall have occurred and be continuing;

(3) in the case of a transaction involving Hanover, immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the “Limitation on Indebtedness” covenant;

(4) in the case of a transaction involving Hanover where it is not the Successor Company, each Subsidiary Guarantor shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Successor Company’s obligations in respect of the Indenture and the notes; and

(5) Hanover shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such assumption agreement (if any) comply with the Indenture.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the assets of one or more Subsidiaries of Hanover, which assets, if held by Hanover instead of such Subsidiaries, would constitute all or substantially all of the assets of Hanover on a consolidated basis, shall be deemed to be the disposition of all or substantially all of the assets of Hanover; provided, however, that a Sale/Leaseback Transaction involving all or substantially all of the assets of Hanover or of one or more Subsidiaries of Hanover, which assets, if held by Hanover instead of such Subsidiaries, would constitute all or substantially all of the assets of Hanover on a consolidated basis, shall not be deemed to be the disposition of all or substantially all of the assets of Hanover, and provided, further, that such Sale/Leaseback Transaction shall be subject to the covenants under “—Limitation on Indebtedness” and “—Limitation on sales of assets and Subsidiary stock.”
Any Successor Company to Hanover will succeed to, and be substituted for, and may exercise every right and power of, Hanover under the Indenture, but, in the case of a lease of all or substantially all its assets, Hanover will not be released from the obligation to pay the principal of and interest on the notes.
Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the assets of a Person.
Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its assets to Hanover and (y) Hanover may merge with an Affiliate incorporated solely for the purpose of reincorporating Hanover in another jurisdiction to realize tax or other benefits.
Future Subsidiary Guarantors
After the Issue Date, Hanover will cause each Restricted Subsidiary (other than a Foreign Subsidiary or a Receivables Entity) that (1) becomes, or upon its creation or acquisition by Hanover or one or more of its Restricted Subsidiaries is, a Material Subsidiary or (2) becomes a guarantor under a Senior Credit Agreement, to execute and deliver to the Trustee, promptly after becoming a Material Subsidiary or a guarantor under such Senior Credit Agreement, as applicable, a supplement to the Indenture providing for a Subsidiary Guarantee. As of the date of this prospectus supplement, HCLP is the only Material Subsidiary of Hanover (excluding Foreign Subsidiaries).
Events of Default
Each of the following is an Event of Default under the Indenture with respect to the notes:

(1) default in any payment of interest on any note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by Hanover or any Subsidiary Guarantor to comply with its obligations under “—Certain covenants— Merger and consolidation;”

(4) failure by Hanover to comply for 30 days after notice with any of its obligations under the covenants described under “—Change of Control” or “—Certain covenants” above (other than a failure to purchase notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with its obligations under “Certain covenants— Merger and consolidation” which will constitute an Event of Default under clause (3) above);

(5) failure by Hanover to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Hanover or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Hanover or any of its Restricted Subsidiaries), other than Indebtedness owed to Hanover or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness (“payment default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of Hanover, any Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Hanover and its Restricted Subsidiaries), would constitute a Significant Subsidiary (collectively, the “bankruptcy provisions”);

(8) failure by Hanover or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $25.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”); or

(9) the Subsidiary Guarantee of any of the Subsidiary Guarantors ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any of the Subsidiary Guarantors denies or disaffirms its obligations under the Indenture or its Subsidiary Guarantee.
However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding notes notify Hanover of the default and Hanover does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.
If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to Hanover, or the holders of at least 25% in principal amount of the outstanding notes by notice to Hanover and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes to be due and payable; provided, however, that so long as any Bank Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (x) two business days after delivery of written notice to Hanover and the Representative under such Bank Indebtedness and (y) the day on which any Bank Indebtedness is accelerated. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the notes because an Event of Default described in clause (6) under “Events of Default” has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by Hanover or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (x) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (y) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders.
The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest or in respect of a covenant that cannot be amended without the consent of each holder). Further, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences if (x) it is before a judgment for payment of money has been obtained, (y) all overdue interest on the notes and certain other amounts have been paid and (z) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.
Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any cost, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due with respect to its own notes, no holder may pursue any remedy with respect to the Indenture or the notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any cost, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction that is inconsistent with such request within such 60-day period.
Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee with respect to the notes. If an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of his own affairs. The Trustee, however, is not required to incur any financial liability in the performance of its duties, or the exercise of its rights or powers, unless indemnity against such liability is assured to it.
If a default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of, premium, if any, or interest on any note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, Hanover is required to deliver to the Trustee, within 90 days after the end of each fiscal year, an Officer’s Certificate indicating whether the signer thereof knows of any default and, if so, specifying such default and its status. Hanover also is required to deliver to the Trustee, within five days after the occurrence thereof, written notice of the occurrence of any default, its status and what action Hanover is taking or proposes to take in respect thereof.
Amendments and waivers
Subject to certain exceptions, the Indenture may be amended with the consent of the holders of not less than a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such notes).

However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the stated rate of or extend the stated time for payment of interest on any note;

(3) reduce the principal of or extend the Stated Maturity of any note;

(4) reduce the premium payable upon the redemption or repurchase of any note or change the time at which any note may be redeemed or repurchased as described above under “—Optional redemption,” “—Change of Control,” “—Certain covenants— Limitation on sales of assets and Subsidiary stock” or any similar provision, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5) make any note payable in money other than that stated in the note;

(6) impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(7) modify the Subsidiary Guarantees in any manner adverse to the holders; or

(8) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.
Without the consent of any holder, Hanover and the Trustee may amend the Indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(3) add additional Subsidiary Guarantors or confirm and evidence the release and discharge of a Subsidiary Guarantee, in each case in accordance with the applicable provisions of the Indenture;

(4) provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of Hanover or any Subsidiary Guarantor under the Indenture;

(5) secure the notes or the Subsidiary Guarantees;

(6) provide that any Indebtedness that becomes or will become an obligation of the Successor Company pursuant to a transaction described under “—Certain covenants— Merger and consolidation” (and that is not a Subordinated Obligation) is Senior Indebtedness for the purposes of the Indenture;

(7) add to the covenants of Hanover for the benefit of the holders or surrender any right or power conferred upon Hanover;

(8) make any change that does not adversely affect the rights of any holder;

(9) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(10) to evidence and provide the acceptance and appointment of a successor trustee under the Indenture.
The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, Hanover is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.
Defeasance
Hanover at any time may terminate all its obligations under its notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.
Hanover at any time may terminate its obligations under covenants described under “—Certain covenants” (other than “Merger and consolidation”), the operation of the cross-default upon a payment default, cross acceleration provisions, the judgment default provision, the Subsidiary Guarantee provision described under “—Events of Default” above and the limitations contained in clause (3) under “—Certain covenants— Merger and consolidation” (“covenant defeasance”).
Hanover may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Hanover exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect to the notes. If Hanover exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “—Events of Default” above. If Hanover exercises either its legal defeasance option or its covenant defeasance option, the Subsidiary Guarantees in effect at such time will terminate.
In order to exercise either defeasance option, Hanover must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No personal liability of directors, officers, employees and stockholders
No director, officer, employee, incorporator, partner, member or stockholder of Hanover or the Subsidiary Guarantors, as such, shall have any liability for any obligations of Hanover or the Subsidiary Guarantors under the notes, Indenture or Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
Concerning the Trustee
Wachovia Bank, National Association is the Trustee under the Indenture and has been appointed by Hanover as Security Registrar and Paying Agent with regard to the notes.
Governing law
The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.
Certain definitions
“Additional Assets” means

(1) any property or assets (other than Indebtedness and Capital Stock) to be used by Hanover or a Restricted Subsidiary in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Hanover or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;
provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.
“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.
“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by Hanover or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition by a Restricted Subsidiary to Hanover or by Hanover or a Restricted Subsidiary to a Restricted Subsidiary in which Hanover will hold, directly or indirectly, at least the same ownership percentage as it did prior to such disposition;

(2) a disposition of Hedging Obligations or Cash Equivalents or other financial assets in the ordinary course of business;

(3) a disposition of inventory and other similar assets in the ordinary course of business;

(4) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of Hanover and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under “—Certain covenants— Merger and consolidation” (other than with respect to any Sale/ Leaseback Transaction involving all or substantially all of the assets of Hanover or of one or more Subsidiaries of Hanover, which assets, if held by Hanover instead of such Subsidiaries, would constitute all or substantially all of the assets of Hanover on a consolidated basis);

(6) an issuance of Capital Stock by a Restricted Subsidiary to Hanover or to another Restricted Subsidiary (other than a Receivables Entity);

(7) for purposes of “—Certain covenants— Limitation on sales of assets and Subsidiary stock” only, the making of a Permitted Investment or a disposition subject to “—Certain covenants— Limitation on Restricted Payments;”

(8) an Asset Swap effected in compliance with “—Certain covenants— Limitation on sales of assets and Subsidiary stock;”

(9) sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity;

(10) dispositions of assets in a single transaction or a series of related transactions with a fair market value of less than $5.0 million;

(11) dispositions in connection with Permitted Liens;

(12) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of Hanover and its Restricted Subsidiaries;

(13) foreclosure on assets; and

(14) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind.
“Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets between Hanover or any of its Restricted Subsidiaries and another Person; provided that any cash received must be applied in accordance with “—Certain covenants— Limitation on sales of assets and Subsidiary stock.”
“Attributable Indebtedness” in respect of a Sale/ Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended).
“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.
“Bank Indebtedness” means any and all amounts, whether outstanding on the Issue Date or Incurred after the Issue Date, payable by Hanover or any Subsidiary of Hanover under or in respect of a Senior Credit Agreement and any related notes, collateral documents, letters of credit and Guarantees and any Interest Rate Agreement entered into in connection with such Senior Credit Agreement, including principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Hanover or any Subsidiary of Hanover at the rate specified therein whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees and all other amounts payable thereunder or in respect thereof.
“Board of Directors” means, with respect to Hanover, either the board of directors of Hanover or any committee of that board duly authorized to act for it in respect of the Indenture, and with respect to any Subsidiary Guarantor, either the board of directors of such Subsidiary Guarantor or any committee of that board duly authorized to act for it in respect of the Indenture.
“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.
“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.
“Cash Equivalents” means any of the following:

(1) securities issued or directly and fully Guaranteed or insured by the U.S. federal government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of “A” or better from either Standard & Poor’s or Moody’s;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by Standard & Poor’s, or “A” or the equivalent thereof by Moody’s, and having combined capital and surplus in excess of $500.0 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s or “P-2” or the equivalent thereof by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper, and in any case maturing within one year after the date of acquisition thereof; and

(6) interests in any investment company or money market fund which invests solely in instruments of the type specified in clauses (1) through (5) above.

“Change of Control” means:

(1) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 51% of the total voting power of the Voting Stock of Hanover (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of Hanover held by an entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 51% of the voting power of the Voting Stock of such parent entity);

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of Hanover (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of Hanover was approved by a vote of at least a majority of the directors of Hanover then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Hanover then in office;

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Hanover and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(4) the adoption by the stockholders of Hanover of a plan or proposal for the liquidation or dissolution of Hanover;
provided, however, that, with respect to clause (1) above, a transaction in which Hanover becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if:

(a) the stockholders of Hanover immediately prior to such transaction “beneficially own” (as defined above), directly or indirectly through one or more intermediaries, 50% or more of the voting power of the outstanding Voting Stock of such other Person of whom

Hanover is then a Subsidiary immediately following the consummation of such transaction; and

(b) immediately following the consummation of such transaction, no “person” (as defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding Voting Stock of Hanover.

“Code” means the Internal Revenue Code of 1986, as amended.
“Consolidated Coverage Ratio” means, as of any date of determination, the ratio of (x) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:

(1) if Hanover or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be computed based on (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged, or to be repaid, repurchased, defeased or otherwise discharged, with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period Hanover or any Restricted Subsidiary will have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition:

(a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Hanover or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Hanover and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Hanover and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period Hanover or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into Hanover) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit, division or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Hanover or any Restricted Subsidiary since the beginning of such period) will have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by Hanover or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.
For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of Hanover (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).
“Consolidated EBITDA” means, for any period, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense;

(2) Consolidated Income Taxes;

(3) consolidated depreciation expense;

(4) consolidated amortization of intangibles; and

(5) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).
Notwithstanding the preceding sentence, clauses (2) through (5) relating to amounts of a Restricted Subsidiary will be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating Consolidated Net Income and, to the extent the amounts set forth in clause (1) and clauses (3) through (5) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary is not a Subsidiary Guarantor and has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be paid as a dividend to Hanover or a Subsidiary Guarantor by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.
“Consolidated Income Taxes” means, with respect to any period, taxes imposed upon Hanover and its Restricted Subsidiaries or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of any of Hanover and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.
“Consolidated Interest Expense” means, for any period, the total interest expense of Hanover and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2) amortization of debt discount and debt issuance cost (provided that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense);

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) interest actually paid by Hanover or any Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person;

(6) the consolidated interest expense of Hanover and its Restricted Subsidiaries that was capitalized during such period;

(7) the product of (a) all dividends paid or payable in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of Hanover or on Preferred Stock of its Restricted Subsidiaries payable to a party other than Hanover or a Wholly-Owned Subsidiary, and (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of Hanover, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; and

(8) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Hanover) in connection with Indebtedness Incurred by such plan or trust; provided, however, that there will be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by Hanover or any Restricted Subsidiary.

In addition, notwithstanding the preceding, there shall be excluded from Consolidated Interest Expense any nonrecurring charges relating to any premium or penalty paid, write off of deferred finance costs or original issue discount or other charges in connection with redeeming or otherwise retiring any Indebtedness prior to its Stated Maturity.
For purposes of this definition, total interest expense will be determined after giving effect to any net payments made or received by Hanover and its Subsidiaries with respect to Interest Rate Agreements.
“Consolidated Net Income” means, for any period, the net income (loss) of Hanover and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income (calculated without duplication):

(1) any net income (loss) of any Person (other than Hanover) if such Person is not a Restricted Subsidiary, except that:

(a) subject to the limitations contained in clauses (3) through (8) below, Hanover’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by any Person during such period to Hanover or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b) Hanover’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from Hanover or a Restricted Subsidiary;

(2) any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is not a Subsidiary Guarantor and is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Hanover, except that:

(a) subject to the limitations contained in clauses (3) through (8) below, Hanover’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to Hanover, a Subsidiary Guarantor or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary that is not a Subsidiary Guarantor, to the limitation contained in this clause); and

(b) Hanover’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of Hanover or its consolidated Restricted Subsidiaries (including pursuant to any Sale/ Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(4) any extraordinary gain or loss;

(5) the cumulative effect of a change in accounting principles;

(6) any unrealized non-cash losses or charges in respect of Hedging Obligations (including those resulting from the application of FAS 133 (or any successor accounting pronouncements)) or in respect of goodwill impairment pursuant to SFAS 142 (or any successor accounting pronouncements);

(7) any non-cash compensation charge or other non-cash expenses or charges arising from the grant of or issuance or repricing of stock, stock options or other equity-based awards or any amendment, modification, substitution or change of any such stock, stock options or other equity-based awards; and

(8) any nonrecurring charges relating to any premium or penalty paid, write off of deferred finance costs or original issue discount or other charges in connection with redeeming or otherwise retiring any Indebtedness prior to its Stated Maturity.
“Consolidated Tangible Net Worth” means the total of the amounts shown on the balance sheet of Hanover and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of Hanover ending prior to the taking of any action for the purpose of which the determination is being made and for which internal financial statements are available, as (i) the par or stated value of all outstanding Capital Stock of Hanover, plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus, less (A) any accumulated deficit, (B) any amounts attributable to Disqualified Stock and (C) all amounts included in such balance sheet which, in accordance with GAAP, would be classified as intangible assets on such balance sheet, including, without limitation but without duplication, goodwill (other than negative goodwill), any amounts (however designated on the balance sheet) representing the cost of acquisitions in excess of underlying net tangible assets, and patents, trademarks and copyrights.
“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or arrangement (including derivative agreements or arrangements) or other similar agreement as to which such Person is a party or a beneficiary.
“default” means, when used with respect to the notes, any event or condition that is, or after notice or passage of time or both would be, an Event of Default.
“Designated Guarantor Senior Indebtedness” means (1) the Bank Indebtedness (to the extent such Bank Indebtedness constitutes Guarantor Senior Indebtedness), and (2) if approved by the Representative of the holders of the Bank Indebtedness any other Guarantor Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend, at least $25.0 million and is specifically designated in the instrument evidencing or governing such Guarantor Senior Indebtedness as “Designated Guarantor Senior Indebtedness” for purposes of the Subsidiary Guarantees.
“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of Hanover or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock thereof, in whole or in part, in each case on or prior to the date that is 91 days after the date (a) on which the notes mature or (b) on which there are no notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Hanover to repurchase such Capital Stock upon the occurrence of a change of control or asset disposition (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that Hanover may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by Hanover with the provisions of the Indenture described under the caption “—Certain covenants— Limitation on sales of assets and Subsidiary stock” and such repurchase or redemption complies with “—Certain covenants— Limitation on Restricted Payments.”
“8.625% Notes” means the 8.625% Senior Notes due 2010 issued by Hanover on December 15, 2003 in the initial aggregate principal amount of $200,000,000.
“Equity Interests” means Capital Stock and all warrants, options or rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
“ETC Notes” means (1) the 8.50% Senior Secured Notes Due 2008 issued by Hanover Equipment Trust 2001A on August 30, 2001 in the aggregate principal amount of $300,000,000 and (2) the 8.75% Senior Secured Notes Due 2011 issued by Hanover Equipment Trust 2001B on August 30, 2001 in the aggregate principal amount of $250,000,000.
“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of, and does not have its material assets in and does not operate principally in, the United States of America or any state thereof or the District of Columbia.
“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.
“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);
provided, however, that the term “Guarantee” will not include endorsements for collection, or deposits made, in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.
“Guarantor Secured Indebtedness” means any Indebtedness of any Subsidiary Guarantor secured by a Lien.
“Guarantor Senior Indebtedness” means, with respect to a Subsidiary Guarantor, the following obligations, whether outstanding on the Issue Date or thereafter issued, created, Incurred or assumed, without duplication:

(1) the Bank Indebtedness and all other Guarantees, as applicable, by such Subsidiary Guarantor of Senior Indebtedness of Hanover or Guarantor Senior Indebtedness of any other Subsidiary Guarantor; and

(2) all obligations consisting of principal of and premium, if any, accrued and unpaid interest on, and fees and other amounts relating to, all other Indebtedness of the Subsidiary Guarantor.
Guarantor Senior Indebtedness includes interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Subsidiary Guarantor regardless of whether postfiling interest is allowed in such proceeding.
Notwithstanding anything to the contrary in the preceding paragraph, Guarantor Senior Indebtedness will not include:

(1) any Indebtedness in which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations in respect of such Indebtedness are not superior in right of, or are subordinate to, the Subsidiary Guarantees;

(2) any obligations of such Subsidiary Guarantor to another Subsidiary or Hanover;

(3) any liability for Federal, state, local, foreign or other taxes owed or owing by such Subsidiary Guarantor;

(4) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(5) any Indebtedness, Guarantee or obligation of such Subsidiary Guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of such Subsidiary Guarantor, including, without limitation, any Guarantor Senior Subordinated Indebtedness and Guarantor Subordinated Obligations of such Guarantor; or

(6) any Capital Stock.
“Guarantor Senior Subordinated Indebtedness” means, with respect to a Subsidiary Guarantor, (1) the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee, (2) the Guarantee of payment of the ETC Notes by such Subsidiary Guarantor, if any, pursuant to the terms of the related indenture or participation agreement or, in the case of HCLP, its payment obligations under the Leases, (3) the Guarantee of payment of the 8.625% Notes by such Subsidiary Guarantor, if any, pursuant to the terms of the related indenture, (4) the Guarantee of payment of the 9% Notes by such Subsidiary Guarantor, if any, pursuant to the terms of the related indenture and (5) any other Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that (a) specifically provides that such Indebtedness is to rank equally in right of payment with the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and (b) is not contractually subordinated by its terms in right of payment to any Indebtedness of such Subsidiary Guarantor which is not Guarantor Senior Indebtedness of such Subsidiary Guarantor.
“Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.
“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.
“Incur” means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurring,” “Incurred” and “Incurrence” have meanings correlative to the foregoing. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed Incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.
“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).
Notwithstanding the foregoing, in connection with the purchase by Hanover or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.
The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.
In addition, “Indebtedness” of any Person shall include Indebtedness described in the first paragraph of this definition that does not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a Joint Venture organized as a partnership;

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent actually paid by Hanover or its Restricted Subsidiaries.
“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.
“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances to customers in the ordinary course of business) or other extension of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by Hanover or a Subsidiary for consideration to the extent such consideration consists exclusively of common equity securities of Hanover.
For purposes of “—Certain covenants— Limitation on Restricted Payments,”

(1) “Investment” will include the portion (proportionate to Hanover’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary; Hanover will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) Hanover’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to Hanover’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the

Board of Directors of Hanover in good faith) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Hanover.

“Issue Date” means the first date on which the notes are originally issued.
“Joint Venture” means any Person that is not a direct or indirect Subsidiary of Hanover in which Hanover or any of its Restricted Subsidiaries makes any Investment.
“Leases” means, collectively, the Lease, dated as of August 31, 2001, between Hanover Equipment Trust 2001A and HCLP and the Lease, dated as of August 31, 2001, between Hanover Equipment Trust 2001B and HCLP.
“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).
“Material Subsidiary” means any Restricted Subsidiary for which the aggregate fair market value of all assets owned by such Restricted Subsidiary is greater than $20.0 million as of the date of determination.
“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received from the disposition of any non-cash consideration received from an Asset Sale or received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or Joint Ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by Hanover or any Restricted Subsidiary after such Asset Disposition.
“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).
“9% Notes” means the 9% Senior Notes due 2014 issued by Hanover on June 1, 2004 in the initial aggregate amount of $200,000,000.
“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Hanover nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Hanover or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of Hanover or its Restricted Subsidiaries.
“Officer” means the Chief Executive Officer, the President, any Vice President, the Controller, the Treasurer or the Secretary of Hanover, as applicable.
“Officer’s Certificate” means a certificate signed by the Chairman of the Board, a Vice Chairman of the Board, the President or a Vice President of Hanover or a Subsidiary Guarantor, as the case may be, and delivered to the Trustee.
“Opinion of Counsel” means, as to Hanover or a Subsidiary Guarantor, a written opinion of counsel, who may be counsel for Hanover or such Subsidiary Guarantor, as the case may be, and who shall be reasonably acceptable to the Trustee.
“Permitted Investment” means an Investment by Hanover or any Restricted Subsidiary in any of the following:

(1) Hanover, a Restricted Subsidiary (other than a Receivables Entity) or a Person which will, upon the making of such Investment, become a Restricted Subsidiary (other than a Receivables Entity); provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Hanover or a Restricted Subsidiary (other than a Receivables Entity); provided, however, that such Person’s primary business is a Related Business;

(3) cash and Cash Equivalents;

(4) receivables owing to Hanover or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Hanover or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees permitted by law, made in the ordinary course of business of Hanover or such Restricted Subsidiary;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Hanover or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(8) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with “—Certain covenants— Limitation on sales of assets and Subsidiary stock;”

(9) Investments in existence on the Issue Date;

(10) Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “—Certain covenants— Limitation on Indebtedness;”

(11) Investments by Hanover or any of its Restricted Subsidiaries having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (11) that are at the time outstanding, not to exceed the greater of (a) $60.0 million and (b) 8% of Hanover’s Consolidated Tangible Net Worth;

(12) Guarantees issued in accordance with “—Certain covenants—Limitations on Indebtedness;”

(13) Investments by Hanover or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a Qualified Receivables Transaction, provided, however, that any Investment in any such Person is in the form of a Purchase Money Note, or any equity interest or interests in accounts receivable and related assets generated by Hanover or a Restricted Subsidiary and transferred to any Person in connection with a Qualified Receivables Transaction or any such Person owning such accounts receivable; and

(14) any Asset Swap made in accordance with “—Certain covenants—Limitation on sales of assets and Subsidiary stock.”
“Permitted Liens” means, with respect to any Person:

(1) Liens securing Senior Indebtedness and other obligations of Hanover and any of its Restricted Subsidiaries under a Senior Credit Agreement and related Interest Rate Agreements and Liens on assets of Restricted Subsidiaries securing Guarantees of Senior Indebtedness and other obligations of Hanover and any of its Restricted Subsidiaries under such Senior Credit Agreement and other Guarantor Senior Indebtedness permitted to be Incurred under the Indenture;

(2) pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7) Liens securing Hedging Obligations so long as any related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of Hanover or any of its Restricted Subsidiaries;

(9) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations or Attributable Indebtedness with respect to, assets or property acquired or constructed in the ordinary course of business, provided that:

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b) such Liens are created within 270 days of construction or acquisition of such assets or property and do not encumber any other assets or property of Hanover or any Restricted Subsidiary other than such assets or assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Hanover in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not intended by Hanover or any Restricted Subsidiary to provide collateral to the depository institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Hanover and its Restricted Subsidiaries in the ordinary course of business;

(13) Liens existing on the Issue Date;

(14) Liens on property or Capital Stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by Hanover or any Restricted Subsidiary;

(15) Liens on property at the time Hanover or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into Hanover or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by Hanover or any Restricted Subsidiary;

(16) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to Hanover or a Subsidiary Guarantor (other than a Receivables Entity);

(17) Liens securing the notes and the Subsidiary Guarantees;

(18) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(19) Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity, in either case Incurred in connection with a Qualified Receivables Transaction; and

(20) the rights of any sublessee or assignee under a sublease or an assignment of a compressor management agreement expressly permitted by the terms of the Leases.
“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
“Preferred Stock” means, as applied to the Capital Stock of any corporation, Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.
“Purchase Money Note” means a promissory note of a Receivables Entity evidencing a line of credit, which may be irrevocable, from Hanover or any Restricted Subsidiary in connection with a Qualified Receivables Transaction to a Receivables Entity, which note is repayable from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated accounts receivable.
“Qualified Equity Offering” means:

(1) any sale of Equity Interests (other than Disqualified Stock) of Hanover pursuant to an underwritten offering registered under the Securities Act; or

(2) any sale of Equity Interests (other than Disqualified Stock) of Hanover so long as, at the time of consummation of such sale, Hanover has a class of common equity securities registered pursuant to Section 12(b) or Section 12(g) under the Exchange Act, in each case, other than public offerings with respect to Hanover’s Equity Interests registered on Form S-4 or S-8.
“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by Hanover or any of its Restricted Subsidiaries pursuant to which Hanover or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to (1) a Receivables Entity (in the case of a transfer by Hanover or any of its Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of Hanover or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, the proceeds of such receivables and other assets which are customarily transferred, or in respect of which security interests are customarily granted in connection with asset securitization involving accounts receivable.
“Receivables Entity” means a Wholly-Owned Subsidiary of Hanover (or another Person in which Hanover or any Restricted Subsidiary makes an Investment and to which Hanover or any Restricted Subsidiary transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable, which is designated by the Board of Directors of Hanover as a Receivables Entity and:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a) is Guaranteed by Hanover or any Restricted Subsidiary (excluding Guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b) is recourse to or obligates Hanover or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings; or

(c) subjects any property or asset of Hanover or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2) with which neither Hanover nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to Hanover or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Hanover, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; and

(3) to which neither Hanover nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.
Any such designation by the Board of Directors of Hanover shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Hanover giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.
“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances” and “refinanced” shall have correlative meanings) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of Hanover that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees incurred in connection therewith); and

(4) if the Indebtedness being refinanced is a Subordinated Obligation or a Guarantor Subordinated Obligation, such Refinancing Indebtedness is subordinated in right of payment to the notes or the Subsidiary Guarantee and that subordination is on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Related Business” means any business which is the same as or related, ancillary or complementary to any of the businesses of Hanover and its Restricted Subsidiaries on the Issue Date.
“Related Business Assets” means assets used or useful in a Related Business.
“Representative” means any trustee, agent or representative (if any) of an issue of Guarantor Senior Indebtedness; provided that when used in connection with a Senior Credit Agreement, the term “Representative” shall refer to the administrative agent under such Senior Credit Agreement.
“Restricted Investment” means any Investment other than a Permitted Investment.
“Restricted Subsidiary” means any Subsidiary of Hanover other than an Unrestricted Subsidiary.
“Sale/ Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby Hanover or a Restricted Subsidiary transfers such property to a Person and Hanover or a Restricted Subsidiary leases it from such Person.
“Secured Indebtedness” means any Indebtedness of Hanover secured by a Lien.
“Senior Credit Agreement” means, with respect to Hanover or any of its Restricted Subsidiaries, one or more debt facilities (including, without limitation, the Credit Agreement, dated as of November 21, 2005, among Hanover, Hanover Compression Limited Partnership, The Royal Bank of Scotland plc, as Syndication Agent, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders parties thereto, as the same may be, and may have been, amended, supplemented or otherwise modified from time to time) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Credit Agreement or any other credit or other agreement or indenture).
“Senior Credit Facility” means the collective reference to each Senior Credit Agreement, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Credit Agreement or otherwise). Without limiting the generality of the foregoing, the term “Senior Credit Facility” shall include any agreement (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of Hanover as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

“Senior Indebtedness” means, whether outstanding on the Issue Date or thereafter issued, created, Incurred or assumed, the notes, the 8.625% Notes, the 9% Notes, the Bank Indebtedness and all other Indebtedness of Hanover, including accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Hanover at the rate specified in the documentation with respect thereto whether or not a claim for post-filing interest is allowed in such proceeding) and fees and other amounts relating thereto; provided, however, that Senior Indebtedness will not include:

(1) any obligation of Hanover to any Subsidiary;

(2) any liability for Federal, state, foreign, local or other taxes owed or owing by Hanover;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness, Guarantee or obligation of Hanover that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of Hanover, including, without limitation, any Subordinated Obligations; or

(5) any Capital Stock.
“Significant Subsidiary” means, at any date of determination, any Subsidiary that represents 10% or more of Hanover’s total consolidated assets at the end of the most recent fiscal quarter for which financial information is available or 10% or more of Hanover’s consolidated net revenues or consolidated operating income for the most recent four quarters for which financial information is available.
“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Hanover or any Restricted Subsidiary which are reasonably customary in securitization of accounts receivable transactions.
“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.
“Subordinated Obligation” means any Indebtedness of Hanover (whether outstanding on the Issue Date or thereafter Incurred) which is contractually subordinated in right of payment to the notes; provided, however, that, for purposes of the covenants described under “— Certain Covenants — Limitation on Indebtedness” and “— Limitation on Restricted Payments,” the term “Subordinated Obligation” shall not include any obligation of Hanover under the 2001 Guarantees.
“Subsidiary” of any Person means any corporation, association, partnership, joint venture, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership and joint venture interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3)one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of Hanover.

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the notes by a Subsidiary Guarantor pursuant to the terms of the Indenture, and, collectively, all such Guarantees.
“Subsidiary Guarantor” means (1) Hanover Compression Limited Partnership and (2) each other Subsidiary of Hanover that becomes a Subsidiary Guarantor in accordance with the covenant described under “— Certain covenants — Future Subsidiary Guarantors,” in each case until such Subsidiary Guarantor ceases to be such in accordance with the Indenture.
“2001 Guarantees” means the two Guarantees dated as of August 31, 2001 made by Hanover and the other Guarantors named therein in favor of the holders of the ETC Notes and the other Beneficiaries named therein, as such Guarantees may be amended, supplemented or otherwise modified from time to time.
“Unrestricted Subsidiary” means:

(1) any Subsidiary of Hanover that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of Hanover in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.
The Board of Directors of Hanover may designate any Subsidiary of Hanover (including any newly-acquired or newly-formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of Hanover which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries owing to any Person other than Hanover or its Wholly-Owned Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) such designation and the Investment of Hanover in such Subsidiary complies with “— Certain covenants — Limitation on Restricted Payments;”

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of Hanover and its Subsidiaries;

(5) such Subsidiary is a Person with respect to which neither Hanover nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of such Person; or

(b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with Hanover or any Restricted Subsidiary with terms substantially less favorable to Hanover than those that might have been obtained from Persons who are not Affiliates of Hanover.

Any such designation by the Board of Directors of Hanover shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of Hanover giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the preceding conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.
The Board of Directors of Hanover may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and Hanover could incur at least $1.00 of additional Indebtedness under the first paragraph of “— Certain covenants — Limitation on Indebtedness” on a pro forma basis taking into account such designation.
“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.
“Voting Stock” of an entity means all classes of Capital Stock of such an entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.
“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person all of the outstanding Capital Stock of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person or by such Person and one or more Wholly-Owned Subsidiaries of such Person.

Important U.S. federal income tax considerations
The following discussion summarizes the material U.S. federal income tax considerations of the acquisition, ownership and disposition of the notes by an initial beneficial owner of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect, and are subject to different interpretations.
In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	financial institutions,

•	insurance companies,

•	regulated investment companies,

•	real estate investment trusts,

•	persons liable for the alternative minimum tax,

•	traders in securities that elect the mark-to-market method of accounting for their securities holdings,

•	tax-exempt organizations,

•	dealers in securities or currencies,

•	certain persons whose functional currency is not the U.S. dollar,

•	U.S. expatriates, or

•	persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction.
This discussion is limited to initial holders who purchase the notes for cash at the “issue price” (the first price to the public, not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, at which a substantial amount of the notes are sold for money), and who hold the notes as capital assets (within the meaning of section 1221 of the Code). If a partnership holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner or a partnership acquiring the notes, you should consult your own tax advisor about the U.S. federal income tax consequences of acquiring, holding and disposing of the notes. This discussion also does not address the tax considerations arising under the laws of any foreign, state, local, or other jurisdiction.
INVESTORS CONSIDERING THE PURCHASE OF NOTES ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

Consequences to U.S. holders
You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
Interest on the notes
The notes will be issued without original issue discount for U.S. federal income tax purposes. Accordingly, if you are a U.S. holder, you will generally be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with your regular method of accounting for U.S. federal income tax purposes.
Disposition of the notes
You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other disposition of a note. This gain or loss will equal the difference between your adjusted tax basis in the note and the proceeds you receive, excluding any proceeds attributable to accrued interest which will be recognized as ordinary interest income to the extent you have not previously included the accrued interest in income. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in a note will generally be the cost for that note. The gain or loss will be long-term capital gain or loss if you held the note for more than one year. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 15%, subject to adjustment in future taxable years. The deductibility of capital losses may be subject to limitation.
Information reporting and backup withholding
Information reporting will apply to payments of interest and principal on notes and proceeds of the sale or other disposition of notes held by you (unless you are an exempt recipient such as a corporation), and backup withholding (currently at a rate of 28%) may apply unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you provide the required information or appropriate claim form to the Internal Revenue Service (“IRS.”)
Consequences to non-U.S. holders
You are a non-U.S. holder for purposes of this discussion if you are a beneficial owner of notes (other than a partnership) and you are not a U.S. holder.
Interest on the notes
If you are a non-U.S. holder, payments of interest on the notes generally will be exempt from withholding of U.S. federal income tax under the “portfolio interest” exemption if you properly certify as to your foreign status as described below, and:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of our voting stock; and

•	you are not a “controlled foreign corporation” that is related to us.
The portfolio interest exemption and several of the special rules for non-U.S. holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN (or successor form) or appropriate substitute form to us, or our paying agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to the foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.
If you cannot satisfy the requirements described above, payments of interest made to you will be subject to a 30% U.S. federal withholding tax, unless you provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of an applicable tax treaty, or the payments of interest are effectively connected with your conduct of a trade or business in the U.S. and you meet the certification requirements described below. See “—Income or gain effectively connected with a U.S. trade or business.”
Disposition of the notes
You generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other disposition of a note unless:

•	the gain is effectively connected with the conduct by you of a U.S. trade or business (and in the case of an applicable tax treaty, attributable to your permanent establishment in the U.S.); or

•	you are an individual who has been present in the U.S. for 183 days or more in the taxable year of disposition and certain other requirements are met.

Non-U.S. holders that meet any of the ownership requirements discussed above are strongly encouraged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of the notes.
Income or gain effectively connected with a U.S. trade or business
The preceding discussion of the tax consequences of the purchase, ownership and disposition of the notes by you generally assumes that you are not engaged in a U.S. trade or business. If any interest on the notes or gain from the sale, exchange or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and in the case of an applicable treaty, attributable to your permanent establishment in the U.S.), then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates, but will not be subject to U.S. federal withholding tax if, in the case of interest, certain certification requirements are satisfied. You can generally meet the certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us, or our paying agent. If you are eligible for the benefits of a tax treaty between the U.S. and your country of residence, any “effectively connected” income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by you in the U.S. If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business (and in the case of an applicable tax treaty, attributable to your permanent establishment in the U.S.) also may be subject to a “branch profits tax” at a 30% rate, although an applicable tax treaty may provide for a lower rate.
Information reporting and backup withholding
Payments to non-U.S. holders of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you.
U.S. backup withholding tax generally will not apply to payments to a non-U.S. holder if the non-U.S. holder certification described in “Consequences to non-U.S. holders— Interest on the notes” is duly provided by the holder or the holder otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that the holder is a U.S. person.
Payment of the proceeds of a sale of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale of a note effected outside the U.S. by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the sale of a note effected outside the U.S. by such a broker if it:

•	is a U.S. person;

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.
Any amount withheld under the backup withholding rules may be credited against your U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.
The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Each prospective investor is strongly encouraged to consult its own tax advisor regarding the particular U.S. federal income and estate, state, local and foreign tax consequences of purchasing, holding, and disposing of our notes.

Underwriting
Subject to the terms and conditions set forth in the underwriting agreement among Hanover, HCLP and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of the notes that appears opposite its name in the table below:

Principal
amount of
Underwriter	notes

J.P. Morgan Securities Inc.	$56,250,000
Credit Suisse Securities (USA) LLC	56,250,000
Citigroup Global Markets Inc.	9,375,000
Deutsche Bank Securities Inc.	9,375,000
Morgan Stanley & Co. Incorporated	9,375,000
Wachovia Capital Markets, LLC	9,375,000

Total	$150,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us, are several and not joint. Those obligations are also subject to various conditions in the underwriting agreement being satisfied. The underwriters have agreed to purchase all of the notes if any of them are purchased.
The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.50% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.25% of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms.
In the underwriting agreement, we have agreed that:

•	We will not offer or sell any of our debt securities having a term of more than one year (other than the notes) for a period of 90 days after the date of this prospectus supplement without the prior consent of J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC.

•	We will pay our own expenses related to the offering, which we estimate will be $575,000 (excluding the discount to the underwriters of $3,375,000).

•	We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute payments that the underwriters may be required to make in respect of those liabilities.
The notes are new issues of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market making at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

In connection with the offering, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.
The underwriters or their affiliates have from time to time provided investment banking, commercial banking and financial advisory services to us and our affiliates, for which they have received customary compensation. The underwriters and their affiliates may provide similar services in the future. In particular, affiliates of certain of the underwriters are lenders under our bank credit facility. Wachovia Capital Markets, LLC is an affiliate of the trustee for the notes, Wachovia Bank, National Association. Furthermore, affiliates of certain of the underwriters are holders of the Zero Coupon Subordinated Notes being redeemed with the proceeds of this offering.

Legal matters
Certain legal matters with respect to the notes will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. represents PricewaterhouseCoopers LLP and not Hanover in connection with the putative securities class action lawsuit that was filed against PricewaterhouseCoopers LLP and Hanover involving the restatement of Hanover’s financial statements. PricewaterhouseCoopers LLP is not a party to Hanover’s settlement of the putative securities class action lawsuit. Certain legal matters with respect to the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Prospectus

Hanover Compressor Company

Debt Securities
Common Stock
Preferred Stock
Depositary Shares
Securities Warrants
Stock Purchase Contracts
Stock Purchase Units

Guarantees of Debt Securities by
Hanover Compression Limited Partnership

We may offer and sell the securities listed above from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of the offering. Any debt securities we issue under this prospectus may be guaranteed by our principal operating subsidiary, Hanover Compression Limited Partnership.

This prospectus provides you with a general description of the securities that may be offered. We will provide specific terms of these securities and the manner in which we will sell them in supplements to this prospectus, including any guarantee by our subsidiary, Hanover Compression Limited Partnership. The supplements may also add, update or change information contained in this prospectus.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in any of our securities.

Investing in any of our securities involves risk. You should consider the risk factors described in any accompanying prospectus supplement or any of the documents we incorporate by reference.

Our common stock is listed on the New York Stock Exchange under the symbol “HC.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated March 24, 2006

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the offering and the securities being offered at that time. A prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to “Hanover,” “we,” “us” or “our” are to Hanover Compressor Company and its subsidiaries, on a consolidated basis.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus does not contain all of the information included in the registration statement and all of the exhibits and schedules thereto. For further information about the registrants, you should refer to the registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

Hanover files annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 1-13071). Hanover Compression Limited Partnership (“HCLP”) files annual, quarterly and current reports and other information with the SEC (File No. 1-31934). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

Hanover’s common stock is listed on the New York Stock Exchange under the symbol “HC.” Hanover’s reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Hanover and HCLP incorporate by reference the documents listed below and all documents either registrant subsequently files with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate this offering:

•	Hanover’s annual report on Form 10-K for the year ended December 31, 2005;

•	Hanover’s current reports on Forms 8-K, filed with the SEC on January 10, 2006 and January 26, 2006;

•	the description of Hanover’s common stock contained in its Form 8-A registration statement filed on June 9, 1997;

•	HCLP’s annual report on Form 10-K for the year ended December 31, 2005; and

•	HCLP’s current report on Form 8-K, filed with the SEC on January 10, 2006.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing us at the following address or calling us at the following number:

Hanover Compressor Company
Attention: Corporate Secretary
12001 N. Houston Rosslyn
Houston, Texas 77086
(281) 447-5175

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus, any prospectus supplement and the documents we incorporate by reference herein and therein are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can generally be identified as such because of the context of the statement or because the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate,” or words of similar import. Similarly, statements that describe our future plans, objectives or goals or future revenues or other financial metrics are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those anticipated as of the date of this prospectus, any prospectus supplement or the documents we incorporate by reference herein and therein, as applicable. These risks and uncertainties include:

•	our inability to renew our short-term leases of equipment with our customers so as to fully recoup our cost of the equipment;

•	a prolonged substantial reduction in oil and natural gas prices, which could cause a decline in the demand for our compression and oil and natural gas production and processing equipment;

•	reduced profit margins or the loss of market share resulting from competition or the introduction of competing technologies by other companies;

•	changes in economic or political conditions in the countries in which we do business, including civil uprisings, riots, terrorism, kidnappings, the taking of property without fair compensation and legislative changes;

•	changes in currency exchange rates;

•	the inherent risks associated with our operations, such as equipment defects, malfunctions and natural disasters;

•	our inability to implement certain business objectives, such as:

•	international expansion, including our ability to timely and cost-effectively execute projects in new international operating environments,

•	integrating acquired businesses,

•	generating sufficient cash,

•	accessing the capital markets, and

•	refinancing existing or incurring additional indebtedness to fund our business;

•	risks associated with any significant failure or malfunction of our enterprise resource planning system;

•	governmental safety, health, environmental and other regulations, which could require us to make significant expenditures; and

•	our inability to comply with covenants in our debt agreements and the decreased financial flexibility associated with our substantial debt.

Other factors in addition to those described in this prospectus, any prospectus supplement or the documents we incorporate by reference herein and therein could also affect our actual results.

You should not unduly rely on these forward-looking statements, which speak only as of the date such statements are made. Except as otherwise required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date such statements are made or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC. All forward-looking statements attributable to Hanover or HCLP are expressly qualified in their entirety by this cautionary statement.

ABOUT OUR COMPANY

Hanover Compressor Company, a Delaware corporation, together with its subsidiaries, is a global market leader in the full service natural gas compression business and a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Hanover was founded in 1990, and has been a public company since 1997. Our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment, but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, and oilfield power generation services, primarily to our U.S. and international customers as a complement to our compression services. In addition, through our subsidiary, Belleli Energy S.r.l., we provide engineering, procurement and construction services primarily related to the manufacturing of heavy wall reactors for refineries and construction of desalinization plants and tank farms, primarily for use in Europe and the Middle East.

Hanover Compression Limited Partnership (“HCLP”) is a Delaware limited partnership and an indirect wholly-owned subsidiary of Hanover. Substantially all of our assets are owned and our operations are conducted by HCLP.

Our executive offices are located at 12001 N. Houston Rosslyn Road, Houston, Texas 77086, and our telephone number is (281) 447-8787. We maintain a website on the Internet at http://www.hanover-co.com. Unless specifically incorporated by reference in this prospectus or any prospectus supplement, information that you may find on our website is not part of this prospectus.

USE OF PROCEEDS

Except as may otherwise be described in a prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any prospectus supplement will be used for general corporate purposes. These purposes may include, but are not limited to:

•	reduction or refinancing of debt or other corporate obligations;

•	acquisitions;

•	capital expenditures; and

•	working capital.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

Hanover Compressor Company’s ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for each of the periods indicated are as follows:

	Year Ended December 31,
	2005	2004	2003	2002	2001

Ratio of earnings to fixed charges	(1)	(2)	(3)	(4)	1.88
Ratio of earnings to fixed charges and preferred stock dividends	(1)	(2)	(3)	(4)	1.88

(1)	Due to Hanover’s loss for the year ended December 31, 2005, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $11.7 million to achieve coverage of 1:1. During the year, we recorded $9.8 million in pre-tax charges. For a description of these pre-tax charges, see Note 22 in the notes to the consolidated financial statements included in Hanover’s annual report on Form 10-K for the year ended December 31, 2005.

(2)	Due to Hanover’s loss for the year ended December 31, 2004, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $38.7 million to achieve coverage of 1:1. During the year, we recorded $0.4 million in pre-tax benefit. For a description of this pre-tax benefit, see Note 22 in the notes to the consolidated financial statements included in Hanover’s annual report on Form 10-K for the year ended December 31, 2005.

(3)	Due to Hanover’s loss for the year ended December 31, 2003, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $118.9 million to achieve coverage of 1:1. During the year, we recorded $250.6 million in pre-tax charges. For a description of these pre-tax charges, see Note 22 in the notes to the consolidated financial statements included in Hanover’s annual report on Form 10-K for the year ended December 31, 2005.

(4)	Due to Hanover’s loss for the year ended December 31, 2002, the ratio was less than 1:1. Hanover would have had to generate additional pre-tax earnings of $101.4 million to achieve coverage of 1:1. During the year, we recorded $182.7 million in pre-tax charges.

For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends: (i) “earnings” consist of income before income taxes plus fixed charges and (ii) “fixed charges” consist of interest expense (including amortization of debt discount and expense), capitalized interest, leasing expense and the estimated interest factor attributable to rentals. There was no preferred stock outstanding during any period presented.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be either our senior debt securities (“Senior Debt Securities”) or our subordinated debt securities (“Subordinated Debt Securities”). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures among us, our subsidiary HCLP, if it is a guarantor of the Debt Securities, and Wachovia Bank, National Association, or another U.S. banking institution selected by us, as “Trustee.” Senior Debt Securities will be issued under a “Senior Indenture,” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together the Senior Indenture and the Subordinated Indenture are called “Indentures.” The Debt Securities may be issued from time to time in one or more series. When Debt Securities are offered in the future, a prospectus supplement will explain the particular terms of the securities to the extent to which these general provisions may apply or may be varied.

We have summarized selected provisions of the Indentures below. The summary is not complete and is qualified in its entirety by express reference to the provisions of the Indentures. We have filed the Senior Indenture and the form of the Subordinated Indenture with the SEC as exhibits to the registration statement of which this prospectus is a part. Certain terms of any series of Debt Securities may differ from those described below and will be described in the related prospectus supplement. In the summary below we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of the Indentures, such sections or defined terms are incorporated by reference herein or therein, as applicable. The Indentures are subject to and governed by certain provisions of the Trust Indenture Act of 1939, and we refer you to the Indentures and the Trust Indenture Act for a statement of such provisions. Capitalized terms used in this summary but not defined here have the meanings specified in the Indentures.

General

The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. On December 15, 2003, we issued $200 million in aggregate principal amount of our 8.625% Senior Notes due 2010 under the Senior Indenture, on June 1, 2004 we issued $200 million in aggregate principal amount of our 9% Senior Notes due 2014 under the Senior Indenture. HCLP guaranteed both series of these Senior Notes on a senior subordinated basis. In addition, on December 15, 2003, we issued $143.75 million in aggregate principal amount of our 4.75% Convertible Senior Notes due 2014 under the Senior Indenture. As of the date of this prospectus, all of such Senior Notes remain outstanding. Any additional series of Debt Securities that we may issue under the Senior Indenture will rank equally in contractual right of payment with such Senior Notes if they are then outstanding. We have yet to issue any Debt Securities under the Subordinated Indenture.

We may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The terms and conditions of the Debt Securities, including the maturity, principal and interest, will be provided for in the supplement to the Indenture relating to the applicable Debt Securities and must be consistent with the applicable Indenture. The Debt Securities will be our unsecured obligations.

The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined in the Subordinated Indenture) as described under “— Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities. If the prospectus supplement so indicates, the Subordinated Debt Securities will be convertible into our common stock as described in the prospectus supplement.

We currently conduct substantially all of our operations through our subsidiaries, and the holders of Debt Securities (whether Senior Debt Securities or Subordinated Debt Securities) will be effectively subordinated to the creditors of our subsidiaries except to the extent of any guarantee issued by our subsidiaries with respect to such Debt Securities as described in the applicable prospectus supplement. This means that creditors of our subsidiaries will have a claim to the assets of our subsidiaries that is superior to the claim of our creditors, including holders of our Debt Securities. Except to the extent set forth in the applicable prospectus supplement, the Debt Securities will not contain any covenants or other provisions that are intended to afford holders of the Debt Securities special protection in the event of either a change of control or highly leveraged transaction involving us. The Indentures also do not limit the aggregate amount of unsecured indebtedness that we or our subsidiaries may incur or limit the payment of dividends or the acquisition of our stock.

If specified in the prospectus supplement, our principal operating subsidiary HCLP, which we refer to as the “Subsidiary Guarantor,” will fully and unconditionally guarantee (the “Subsidiary Guarantee”) the Debt Securities as described under “— Subsidiary Guarantee” and in the prospectus supplement. The Subsidiary Guarantee will be an unsecured obligation of the Subsidiary Guarantor. Subsidiary Guarantees of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt and, if so indicated in the prospectus supplement, the Subsidiary Guarantee of our Senior Debt Securities may be subordinated to the Senior Debt of the Subsidiary Guarantor in the manner indicated in the prospectus supplement.

The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will, among other provisions, describe the following terms of such Debt Securities:

(1) the title of the Debt Securities;

(2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

(3) whether the Subsidiary Guarantor will provide a Subsidiary Guarantee of the Debt Securities and if so provided whether the Subsidiary Guarantee will be issued on a senior or subordinated basis;

(4) any limit on the aggregate principal amount of the Debt Securities;

(5) the dates on which the principal of the Debt Securities will be payable;

(6) the interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

(7) the places where payments on the Debt Securities will be payable;

(8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

(9) any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

(10) the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

(11) whether the Debt Securities will be defeasible;

(12) any addition to or change in the Events of Default;

(13) whether the Debt Securities will be convertible into, or exchangeable for, securities or other property of Hanover or another Person and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto, the conversion period and other conversion provisions;

(14) any addition to or change in the covenants in the Indenture applicable to any of the Debt Securities; and

(15) any other terms of the Debt Securities not inconsistent with the provisions of the applicable Indenture. (Section 301)

Debt Securities may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

The applicable prospectus supplement relating to any Debt Securities will state the terms, if any, on which such Debt Securities are convertible into, or exchangeable for, securities or other property of Hanover or another Person.

Subordination of Subordinated Debt Securities

The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of our other Subordinated Debt. (Article Twelve of the Subordinated Indenture) The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

•	the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets or any bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

•	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any defeasance or covenant defeasance of the Subordinated Debt Securities as described under “— Defeasance and Covenant Defeasance.”

Subsidiary Guarantee

If specified in the prospectus supplement, HCLP will guarantee the Debt Securities of a series. No other subsidiaries of Hanover will guarantee the Debt Securities, unless otherwise indicated in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantee.

Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantor will fully and unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by the Subsidiary Guarantor being called the “Guaranteed Obligations”). The Subsidiary Guarantor will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee. (Section 1302)

In the case of Subordinated Debt Securities, the Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of the Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by the Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture. (Article Fourteen of the Subordinated Indenture)

If specified in the prospectus supplement, the Subsidiary Guarantee of our Senior Debt Securities may be subordinated to the Senior Debt of the Subsidiary Guarantor in the manner indicated in the prospectus supplement.

Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. (Section 1306 of the Senior Indenture)

Each Subsidiary Guarantee will be a continuing guarantee and will:

(1) remain in full force and effect until either (a) payment in full of all the Guaranteed Obligations (or the applicable Debt Securities are otherwise discharged in accordance with the satisfaction and discharge provisions of the Indentures) or (b) released as described in the following paragraph,

(2) be binding upon the Subsidiary Guarantor, and

(3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

If the Subsidiary Guarantor ceases to be a Subsidiary, or if we dispose of all or substantially all of the assets or all of the Capital Stock of the Subsidiary Guarantor, whether by way of sale, merger, consolidation or otherwise, in either case the Subsidiary Guarantor will be deemed released and relieved of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other Person acquiring or owning the assets or Capital Stock of the Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee; provided, in each case, that the transaction or transactions resulting in the Subsidiary Guarantor’s ceasing to be a Subsidiary are carried out pursuant to and in compliance with all of the applicable covenants in the Indentures. Further, if we elect either defeasance and discharge or covenant defeasance as described below under “— Defeasance and Covenant Defeasance,” then the Subsidiary Guarantor will also be deemed released and relieved of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder. In addition, the prospectus supplement may specify additional circumstances under which the Subsidiary Guarantor can be released from its Subsidiary Guarantee. (Section 1304)

Form, Exchange and Transfer

The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the Holder making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement. (Section 305) We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in The City of New York and any other Place of Payment for the Debt Securities of each series. (Section 1002)

If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

Global Securities

Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days,

(2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Security Registrar has received a written request from the Depositary to issue certificated Debt Securities, or

(3) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 205 and 305)

As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture. (Section 308) Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that is represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to Persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of Persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantor, the Trustees or the agents of ourself, the Subsidiary Guarantor or the Trustees will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office or agency of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office or agency of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in The City of New York and any other Place of Payment for the Debt Securities of a particular series. (Sections 202 and 1002)

All money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment thereof. (Section 1003)

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures,

(2) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and

(3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met. (Section 801)

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

(1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4) failure to perform or comply with the provisions described under “— Consolidation, Merger and Sale of Assets”;

(5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 30 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

(6) certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or any group of Subsidiaries that together would constitute a Significant Subsidiary; and

(7) in the case of Debt Securities guaranteed by the Subsidiary Guarantor, the Subsidiary Guarantee is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or the Subsidiary Guarantor or any Person acting on behalf of the Subsidiary Guarantor denies or disaffirms the Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of the Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture). (Section 501)

If an Event of Default (other than an Event of Default described in clause (6) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the applicable Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (6) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 502) For information as to waiver of defaults, see “— Modification and Waiver” below.

Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default shall occur and be continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series,

(2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and

(3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507)

However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security. (Section 508)

We will furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults. (Section 1004)

Modification and Waiver

Modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantor and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security,

(2) reduce the principal amount of, or any premium or interest on, any Debt Security,

(3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof,

(4) change the currency of payment of principal of, or any premium or interest on, any Debt Security,

(5) impair the right to institute suit for the enforcement of any payment on or any conversion right with respect to any Debt Security,

(6) in the case of Subordinated Debt Securities, modify the subordination or conversion provisions in a manner adverse to the Holders of the Subordinated Debt Securities,

(7) except as provided in the applicable Indenture, release any Subsidiary Guarantee,

(8) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the applicable Indenture,

(9) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults or

(10) modify such provisions with respect to modification and waiver. (Section 902)

The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture. (Section 1009) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of such Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

The Indentures provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date,

(1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date,

(2) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security,

(3) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause), and

(4) Debt Securities owned by us, the Subsidiary Guarantor or any of our Affiliates will be disregarded and deemed not to be Outstanding.

Certain other Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1502, will not be deemed to be Outstanding. (Section 101)

Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in such Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by Persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

Defeasance and Covenant Defeasance

If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series. (Section 1501)

Defeasance and Discharge.  The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any series of Debt Securities, we and, if applicable, the Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) will cease to be effective, with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold money for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things,

(1) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur;

(2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default with respect to such Debt Securities shall have occurred and be continuing;

(3) such deposit, defeasance and discharge will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

(4) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

(5) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940. (Sections 1502 and 1504)

Defeasance of Certain Covenants.  The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any Debt Securities, we may omit to comply with certain restrictive covenants, including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clause (7) under “— Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed either to be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments. (Sections 1503 and 1504)

Satisfaction and Discharge

Each Indenture will cease to be of further effect as to all Outstanding Debt Securities of any series issued thereunder, when:

(a) either:

(1) all Debt Securities of that series that have been authenticated (except lost, stolen or destroyed Debt Securities that have been replaced, converted or paid and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(2) all Outstanding Debt Securities of that series have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we or the Subsidiary Guarantor has deposited with the Trustee as trust funds money in an amount sufficient to pay the entire indebtedness of such Outstanding Debt Securities, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;

(b) we or the Subsidiary Guarantor, if applicable has paid or caused to be paid all other sums payable by us or it under the Indenture with respect to such series; and

(c) we have delivered an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the Debt Securities of that series have been satisfied. (Article Four)

Notices

Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

Title

We, the Subsidiary Guarantor, the Trustees and any agent of us, the Subsidiary Guarantor or a Trustee may treat the Person in whose name a Debt Security is registered as the owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

Trustees

We may appoint a separate Trustee for any series of Debt Securities. (Section 609) We may maintain banking and other commercial relationships with any Trustee and its affiliates in the ordinary course of business and any Trustee may own Debt Securities and serve as trustee under our other indentures.

Each Indenture will limit the right of the Trustee, if it becomes a creditor of the Subsidiary Guarantor or ourself, to obtain payment of claims in certain cases, or to realize on certain property in respect of any such claim as security or otherwise. (Section 613)

Governing Law

The Indentures, the Subsidiary Guarantee and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York. (Section 112)

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

Hanover Compressor Company’s authorized capital stock currently consists of 200,000,000 shares of common stock, $.001 par value per share, and 3,000,000 shares of preferred stock, $.01 par value per share. The following summary description relating to the capital stock does not purport to be complete. For a detailed description, reference is made to our certificate of incorporation, a copy of which is listed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

Hanover Compressor Company’s common stock is traded on the New York Stock Exchange under the symbol “HC.”

As of February 27, 2006, 102,140,620 shares of common stock were issued and held of record by approximately 6,276 holders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of common stock are not entitled to cumulative voting rights in the election of directors. Subject to any preferential rights with respect to our preferred stock and any restrictions that may be imposed by our debt instruments, holders of common stock are entitled to receive dividends when and as declared by our board of directors out of legally available funds. Dividends may be paid in cash, stock or other form. On liquidation, dissolution, sale or winding up of Hanover, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights. Holders of common stock have no preemptive or subscription rights. The outstanding shares of common stock are, and additional shares of common stock that we issue will be, fully paid and non-assessable.

We have never declared a dividend on our common stock. Our bank credit facility, with JPMorgan Chase Bank, N.A., as agent, prohibits us (without the lenders’ approval) from declaring or paying any dividend (other than dividends payable solely in our common stock or in options, warrants or rights to purchase such common stock) on, or making similar payments with respect to, our capital stock. The payment of any such dividends also will be subject to and may be limited by the terms of our other existing or future debt instruments and the outstanding 7 1/4% Mandatorily Redeemable Convertible Preferred Securities of our subsidiary, Hanover Compressor Capital Trust, or any preferred stock we may issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Preferred Stock

The prospectus supplement will specify any terms of any series of preferred stock offered by it including:

•	the series, the number of shares offered and the liquidation value of the preferred stock,

•	the price at which the preferred stock will be issued,

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock,

•	the liquidation preference of the preferred stock,

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund,

•	whether the preferred stock is convertible into or exchangeable for any other securities, and the terms of any such conversion or exchange, and

•	any additional rights, preferences, qualifications, limitations or restrictions of the preferred stock.

The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the statement of resolution relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the statement of resolution as an exhibit or incorporate it by reference.

We are authorized to issue 3,000,000 shares of preferred stock. Our board of directors may establish, without stockholder approval, one or more classes or series of preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation, and other rights, preferences and limitations that the board of directors may designate. We believe that this power to issue preferred stock provides flexibility in connection with possible corporate transactions. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and restrict their rights to receive payments upon liquidation of Hanover. It could also have the effect of delaying, deferring or preventing a change in control of Hanover.

Mandatorily Redeemable Convertible Preferred Securities

In December 1999, we issued $86,250,000 of unsecured 7 1/4% Mandatorily Redeemable Convertible Preferred Securities through Hanover Compressor Capital Trust, a Delaware business trust and subsidiary of Hanover. The Mandatorily Redeemable Convertible Preferred Securities have a liquidation amount of $50 per unit and mature in 30 years, but we may redeem them, in whole or in part, at any time. The Mandatorily Redeemable Convertible Preferred Securities provide for annual cash distributions at the rate of 7 1/4%, payable quarterly in arrears; however, distributions may be deferred for up to 20 consecutive quarters subject to certain restrictions. During any periods in which distributions are deferred, in general, we cannot pay any dividend or distribution on our capital stock or redeem, purchase, acquire or make any liquidation on any of our capital stock. Each Mandatorily Redeemable Convertible Preferred Security is convertible into 2.7972 shares of our common stock, subject to adjustment for certain events. We have fully and unconditionally guaranteed the Mandatorily Redeemable Convertible Preferred Securities.

Special Provisions of Our Certificate of Incorporation and Delaware Law

Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Section 102(b) does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Section 102(b). Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability for:

(a) any breach of the director’s duty of loyalty to Hanover or our stockholders,

(b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(c) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

(d) any transaction from which the director derived an improper personal benefit.

To the maximum extent permitted by law, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers and permit indemnification of our officers, employees, and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been a director, officer, employee or agent of Hanover or our subsidiaries. In addition, we must advance or reimburse directors and may advance or reimburse officers, employees and agents for expenses incurred by them in connection with indemnifiable claims.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

(a) before that person became an interested stockholder, the corporation’s board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

(b) upon completion of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(c) following the transaction in which that person became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. “Business combination” includes mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. “Interested stockholder” is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation’s voting stock.

DESCRIPTION OF DEPOSITARY SHARES

General

We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. A prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a depositary that is a bank or trust company that meets certain requirements and is selected by us. Each owner of a depositary share will be entitled to all of the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

This summary of the terms of the deposit agreements and the depositary receipts is not complete. The forms of the deposit agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC on a current report on Form 8-K prior to closing our offering of the depositary shares, and you should read such documents for provisions that may be important to you. A prospectus supplement relating to a particular issue of depositary shares will contain the terms of and information relating to that issue of depositary shares.

Dividends and Other Distributions

If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the depositary will distribute the property to the record holders of the depositary shares. If, however, the depositary determines that it is not feasible to make the distribution of property, the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the holders of the preferred stock.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the depositary will redeem the depositary shares from the proceeds received by the depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date, which will be the same date as the record date for the preferred stock, may instruct the depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action that the depositary deems necessary in order to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Deposit Agreements

The form of depositary receipt evidencing the depositary shares and any provision of a deposit agreement may be amended by agreement between the depositary and us. Any amendment that materially and adversely alters the rights of the holders of depositary shares will not, however, be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the depositary or us only if:

(a) all outstanding depositary shares have been redeemed or

(b) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the principal office of the depositary, subject to the terms of the applicable deposit agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the deposit agreement or receive depositary receipts evidencing depositary shares therefor.

Miscellaneous

Each depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under a deposit agreement. The obligations of the depositary and us under a deposit agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

Any depositary may resign at any time by delivering notice to us of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $100,000,000.

DESCRIPTION OF SECURITIES WARRANTS

We may issue securities warrants for the purchase of debt securities, preferred stock, depositary shares, common stock or other securities. Securities warrants may be issued independently or together with debt securities, preferred stock, depositary shares, common stock or other securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in a prospectus supplement relating to the particular issue of securities warrants. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrants or beneficial owners of securities warrants.

This summary of the terms of the security warrant agreements is not complete. Forms of the applicable securities warrant agreement and warrant certificate will be filed with the SEC on a current report on Form 8-K prior to the closing of any offering of the applicable warrants, and you should read such document for provisions that may be important to you. A prospectus supplement relating to a particular issue of securities warrants will contain the terms of and information relating to that issue of securities warrants, including, where applicable:

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

•	the number of shares of common stock purchasable upon the exercise of securities warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

•	the number of shares and series of preferred stock or depositary shares purchasable upon the exercise of securities warrants to purchase preferred stock or depositary shares and the price at which such number of shares of such series of preferred stock or depositary shares may be purchased upon such exercise;

•	the designation and number of units of other securities purchasable upon the exercise of securities warrants to purchase other securities and the price at which such number of units of such other securities may be purchased upon such exercise;

•	the date on which the right to exercise such securities warrants shall commence and the date on which such right shall expire;

•	United States federal income tax consequences applicable to such securities warrants;

•	the amount of securities warrants outstanding as of the most recent practicable date; and

•	any other terms of such securities warrants.

Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with a prospectus supplement relating to the particular issue of securities warrants.

Each securities warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of common stock, preferred stock, depositary shares or other securities at such exercise price as shall in each case be set forth in, or calculable from, a prospectus supplement relating to the securities warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by us, unexercised securities warrants will become void. The place or places where, and the manner in which, securities warrants may be exercised shall be specified in a prospectus supplement relating to such securities warrants.

Prior to the exercise of any securities warrants to purchase debt securities, common stock, preferred stock, depositary shares or other securities, holders of such securities warrants will not have any of the rights of holders of debt securities, common stock, preferred stock, depositary shares or other securities, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in any applicable indenture, or to receive payments of dividends, if any, on the common stock, preferred stock or depositary shares purchasable upon such exercise, or to exercise any applicable right to vote.

DESCRIPTION OF STOCK PURCHASE CONTRACTS
AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to holders, a specified number of shares of common stock or other securities at a future date or dates, which we refer to in this prospectus as “stock purchase contracts.” The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred securities, warrants or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the securities under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or refunded on some basis.

This summary of the terms of the stock purchase contracts and stock purchase units is not complete. A form of the applicable stock purchase contracts or stock purchase unit agreements will be filed with the SEC on a current report on Form 8-K prior to the closing of any offering of the applicable stock purchase contracts or stock purchase units, and you should read such documents for provisions that may be important to you. An accompanying prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units and, if applicable, collateral or depositary arrangements relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

Any of the securities that may be offered pursuant to this prospectus may be sold in or outside the United States through underwriters or dealers, agents or directly to one or more purchasers, including our existing stockholders in a rights offering. The prospectus supplement relating to any offering of securities will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change, from time to time, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, the securities will be sold directly to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales Through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS

The validity of securities will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Legal counsel to any underwriters, agents or dealers may pass upon legal matters for them.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Hanover Compressor Company incorporated in this prospectus by reference to Hanover Compressor Company’s annual report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Hanover Compression Limited Partnership incorporated in this prospectus by reference to Hanover Compression Limited Partnership’s annual report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.